
03045274

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kvaerner ASA

*CURRENT ADDRESS Prof. Kohts vei 15
P.O. Box 169
N-1325 Lysaker
Norway

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 3745 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/10/03

Kværner ASA



Annual Report 2002

AKER KVÆRNER™

Key financials

Amounts in NOK millions	2002	2001	2000	1999	1998
Operating revenues	43 643	45 011	54 472	70 864	82 290
Operating profit (+) / loss (-)	551	-2 837	1 243	-4 692	925
Profit (+) / loss (-) before tax	1 067	-4 961	513	-5 500	-1 703
Earnings per share [1) 7)]	1.09	-46.43	4.31	-96.05	-41.34
Dividend per share [7)]	0.00	0.00	0.00	0.00	0.00
Cashflow per share [7) 9)]	0.02	-10.64	-1.62	-79.98	35.37
Interest expense cover [2)]	5.7	-2.2	2.5	-2.8	2.2
Liquidity ratio [3)]	1.40	1.15	1.17	1.08	1.15
Debt to equity ratio [4)]	0.54	4.94	1.2	3.0	1.6
Return on total capital [5)]	4.44 %	-13.6%	4.0%	-9.0%	-0.6%
Return on equity [6)]	16.75 %	-106.2%	6.2%	-83.3%	-20.7%
Operating profit / Net operating assets [8)]	5.37 %	-38.2%	10.7%	-42.2%	6.0%

Definitions:

1) Profit (+) / loss (-) after tax and minority interests / Average number of shares
2) (Operating profit + financial income + depreciation) / Interest expense
3) Current assets / Current liabilities
4) (Interest-bearing short-term debt + interest-bearing long-term debt) / Equity including minority interest
5) Net profit before interest expenses / Average total capital
6) Profit (+) / loss (-) after tax / Average equity (incl. minority interest)
7) Historical figures have been adjusted for the effect of options drawn, discounted (dividend) issues and the merger of the two share classes
8) Net operating assets are defined in note 5
9) Net cashflow from operating activities/Average number of shares

Financial calendar

Tuesday 6 May 2003	**Annual General Meeting**
Monday 12 May 2003	**1st quarter 2003**
Monday 25 August 2003	**2nd quarter 2003**
Monday 10 November 2003	**3rd quarter 2003**

The company reserves the right to change these dates.

Profit / loss before tax

Amounts in NOK millions


3000
2000
1000
0
-1000
-2000
-3000
-4000
-5000
-6000
91 92 93 94 95 96 97 98 99 00 01 02

Earnings per share

Amounts in NOK


40
20
0
-20
-40
-60
-80
-100
91 92 93 94 95 96 97 98 99 00 01 02



Annual Report 2002

Aker Kvaerner wishes to make accurate and well targeted information available to customers, shareholders, employees, suppliers and society at large. The objective is to raise the level of knowledge about the company. In addition to the Annual Report we are therefore also publishing a customers' report and a value report for 2002.

- **The Annual Report** is primarily aimed at shareholders and players in the financial market. It consists of the Board of Directors Report, the Annual Accounts for 2002 and shareholder information.
- **The Customers' Report** describes our capabilities. It details what we provide of technology, products, solutions and project execution.
- **The Value Report** explains who we are, what we stand for and how we work to create value for customers, shareholders, employees and society.

We hope the reports, both individually and collectively, will make it easier to gain an insight into our activities around the world, our aims and ambitions.

The Annual Report and the Value Report are available in Norwegian and English versions, but the Customers' Report is only in English. All these reports can be downloaded from www.akerkvaerner.com.

Contents

This is

Aker Kvaerner

Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions. Group activities span a number of industries, including oil and gas upstream and downstream, process, pharmaceuticals, metals, power, chemical pulping, environmental and shipbuilding. Annual revenues in 2002 were USD 6.0 billion. At the end of the year, the Group had around 33 000 employees in more than 30 countries in addition to 4 300 agency staff and contract personnel.

New Group Structure

After adjustment of the Group structure effective from 1 January 2003, Aker Kvaerner's operations are divided into six main business areas.

Four business areas representing about 46 per cent of Group activities operate in the oil and gas industry. Two business areas are engaged in engineering and construction activities in other industries. Aker Kvaerner's shipbuilding activities are managed separately by a management company jointly owned with Aker Yards.



Group Executive Team
Group President & CEO: Helge Lund
Group EVP & CFO: Trond Westlie
Group EVP and Chief of Staff: Finn Berg Jacobsen
Group EVP: Jon Erik Reinhardsen
Ship-building
Oil & Gas
E&C
Field Development Europe
MMO Europe
Oil, Gas & Process International
Subsea & Oilfield Products
E&C Europe
E&C Americas
Simen Lieungh Executive Vice President
Torleif Gram Executive Vice President
George Doremus Executive Vice President
Jon Erik Reinhardsen Group Executive Vice President
Jarle Tautra Executive Vice President
Gary Mandel Executive Vice President

President & CEO Helge Lund:

Dear Fellow Shareholders

□ □ □ □

In 2002 the Aker Kvaerner Group had its best year for five years. Profit before tax was NOK 1 067 million and net profit was per share NOK 1.09 .

At the same time the Group strengthened its financial situation. At the end of 2002 cash reserves and short-term interest-bearing receivables amounted to nearly NOK 5 billion, while the equity ratio was 28 per cent. The company is thus in a robust financial state.

Work on improving and simplifying the operations of the company is a top priority. We have achieved substantial savings by moving the head office to Norway and reducing the corporate staff. We have implemented a swift merger process in the Oil & Gas area, and thereby attained confirmation of our estimates of possible synergies. Our shipyards, together with the yards owned by Aker Yards, are now part of an efficient operating structure.

In the light of the current geopolitical and economic climate, the market outlook for the Group's different activities is difficult to discern. Even though assumptions are that uncertainty may persist for a period, the markets are unlikely to become much worse. We have actually experienced a certain increase in tender activity so far in 2003.

Simultaneously, we are taking action to improve our position further when the market rebounds. We cultivate long-term customer relationships. Our execution competence is continuously refined and we strenghten our ability to control risk. We create a more efficient and flexible Group, based on sound business values and principles.

Aker Kvaerner is financially and industrially solid and in good shape. Our ambition is, through patient work, to create values and make ourselves deserving of the trust which our shareholders, creditors, customers and employees show the company. We feel we are on the right path.



Helge Lund
Group President, CEO and shareholder

Kværner ASA

Board of Directors' Report 2002

Contents

Despite difficult markets Aker Kvaerner delivered its best result for five years in 2002. The normalised operating profit before amortisation was NOK 1 015 million. The annual accounts included a series of positive and negative non-recurring items. These balanced each other out and the profit before tax amounted to NOK 1 067 million. The net profit was equivalent to NOK 1.09 per share.

In the course of 2002 Aker Kvaerner strengthened its position significantly in many areas. The Group's equity capital was increased through issues and amalgamation with the Aker Maritime companies. In parallel the loan agreements were renegotiated. At the end of 2002 the sum of cash reserves and short-term interest-bearing receivables had risen to NOK 4 924 million. The Group's debt situation had been transformed into a net interest-bearing receivable of NOK 613 million. The equity ratio was 27.6 per cent.

From an industrial perspective the merger with the Aker Maritime companies represented the most significant event. In its wake Aker Kvaerner has a more complete offering for its customers in the oil and gas sector, and a presence in the world's most important offshore areas. In shipbuilding Aker Kvaerner and Aker Yards initiated a wide-ranging operational co-operation which has given good results in the form of both savings and new contracts.Throughout the Group measures to achieve increased efficiency and reduced costs have been given high priority. This makes it possible for the Group to adjust rapidly when market conditions change. During 2002 the number of employees in the Group was reduced by about 2 700 to 32 863. This was due partly to improved efficiency and partly to lower activity levels.

Although some business units have slim order books, the order situation for the Group as a whole is satisfactory in the light of the uncertainty which has affected Aker Kvaerner's markets. During 2002 the order intake was NOK 42.1 billion and the order reserve at the end of the year was NOK 34.6 billion, compared with NOK 36.6 billion a year earlier.

Aker Kvaerner does not expect any further significant deterioration in its main markets. The Group is financially and structurally well prepared for continued uncertainty, and will be well positioned when the market rebounds.



Description of operations

Aker Kvaerner is a leading global provider of services related to design, construction, maintenance, modification and operation of both large and small industrial facilities. In addition the Group provides advanced technology products, either on their own or as part of integrated solutions. The business spans a number of industries, including oil and gas upstream and downstream, process, pharmaceuticals, metals, power, chemical, pulping, environmental technologies and shipbuilding.

The Group's core operations are marketed under the common Aker Kvaerner brand. The Group's parent company is Kværner ASA. The Board will propose to the Annual General Meeting in May 2003 that the name of the parent company is changed to Aker Kværner ASA.

The Group's activities in 2002 were divided into four business areas: Oil & Gas, Engineering & Construction, Pulp & Paper and Shipbuilding. Each of the four business areas was operated nearly as an independent group. The parent company acted as an industrial holding company.

Oil & Gas

In the oil and gas sector Aker Kvaerner is a leading contractor in a number of areas. Floating production facilities, process facilities, drilling packages, subsea systems, mooring systems and advanced marine operations are some examples. In addition the Group has extensive activities in the operation, maintenance and modification of existing production facilities.

Few other contractors can point to a reference list as complete as Aker Kvaerner can. The Group has built up a project execution model with a high degree of reliability and quality. This represents expertise which makes the Group attractive for projects both large and small around the world.

Aker Kvaerner's oil and gas activities have a strong presence in most places in the world where offshore oil and gas exploration and production take place. The Gulf of Mexico and the North Sea are key centres for the Group. Brazil, the Caspian Sea, West Africa, South-East Asia and Canada are important growth areas.

The various oil and gas activities complement each other well. This provides opportunities for enhanced efficiency through co-operation in both



Kværner ASA
Oil & Gas
Field Dev. Norway
Field Dev. International
MMO Norway
MMO UK and Intl.
Prod. & Tech.
Asia Pacific
E&C
Process
Metals
Union Construction
Non-Union Constr.
Pulp & Paper
Fiberline
Power
Chemetics
Shipbuilding
Masa-Yards
Warnow Werft
Philadelphia Shipyard

Previous Group structure

The Annual Report and Accounts for 2002 is organised according to the previous Group structure, with four main business areas.

In the new structure the Oil & Gas area has been divided into four business areas, E&C into two areas, while the units in Pulp & Paper have been integrated into E&C Europe and E&C Americas.



cost reduction and market initiatives, and means that the Group as a whole has a more complete offering for its customers than most of its competitors.

In 2002 the oil and gas sector represented 45 per cent of the Group's revenues, and was made up of six divisions: Field Development North Sea, Field Development International, MMO Norway, MMO UK and International, Products and Technology, and Asia Pacific.

Engineering & Construction

Aker Kvaerner is one of the world's leading providers of design, engineering, project management, procurement and construction services to a number of industrial sectors on a world-wide basis. In addition to oil and gas, these sectors include chemicals and polymers, pharmaceuticals, power, water, metals, minerals and mining, and environmental industry.

The Engineering & Construction business area operates internationally, its principal offices being located in the US, the UK, the Netherlands, Asia and Australia. The Group offers a complete range of services that are necessary to realise global projects from conception to start-up.

These services include engineering studies, including bankable feasibility and environmental studies, total project


Revenues – Group
(based upon the location of Group operations)
Amounts in NOK millions
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
91 92 93 94 95 96 97 98 99 00 01 02
Norway
Rest of Europe
Rest of the world


Profit / loss before tax – Group
Amounts in NOK millions
3000
2000
1000
0
-1000
-2000
-3000
-4000
-5000
-6000
91 92 93 94 95 96 97 98 99 00 01 02


Equity ratio – Group
Per cent
45
40
35
30
25
20
15
10
5
0
91 92 93 94 95 96 97 98 99 00 01 02


Order intake / Order reserve – Group
Amounts in NOK millions
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
91 92 93 94 95 96 97 98 99 00 01 02
Order intake
Order reserve



management, engineering and design, procurement, construction and maintenance services.

In 2002 Engineering & Construction was made up of four main divisions: Metals, Process, Union Construction and Non-Union Construction. The business area represented 24 per cent of the Group's revenues.

Pulp & Paper

Aker Kvaerner is a global leader in the supply of technology, equipment and systems to the chemical pulp industry, providing design, engineering, manufacturing and project management services for fiberlines, recovery boilers, power boilers, evaporators, chemical preparation and gas treatment systems.

The principal production activities of the Pulp & Paper business are located in Finland, Sweden and Brazil. In addition, the area has a substantial presence, executing projects in Canada, Japan, China and the USA.

In 2002 the business area was divided into divisions for Fiberline, Power and Chemetics and was responsible for 8 per cent of the Group's revenues.


Employees
by business area[1]
46% Oil & Gas
18% E&C
23% Shipbuilding
6% Pulp & Paper
7% Other


Order backlog
by business area
57% Oil & Gas
15% E&C
22% Shipbuilding
4% Pulp & Paper
2% Other


Operating revenues
by business area
(Including internal revenues)
45% Oil & Gas
24% E&C
21% Shipbuilding
1% Corporate
8% Pulp & Paper
1% Other


Employees by
geographical location[1]
17% North America
2% South and Central America
6% South-East Asia
12% UK
27% EU (excl. UK)
2% India
1% Australia
31% Norway
2% Other


Order intake
by business area
59% Oil & Gas
18% E&C
13% Shipbuilding
7% Pulp & Paper
3% Other

1) Incl. agency personnel and employees in associated companies.

Shipbuilding

Aker Kvaerner's shipbuilding activities comprise three shipbuilding entities. The largest, Kvaerner Masa-Yards, has one yard in Helsinki and one in Turku in Finland. Kvaerner Masa-Yards is one of the world's leading builders of cruise ships and specialised vessels. Kvaerner Warnow Werft in Rostock, Germany, and Kvaerner Philadelphia Shipyard primarily build containerships.

Early in February 2002, an agreement was entered into with Aker Yards to establish a jointly owned shipyard management company, Aker Kvaerner Yards. Altogether Aker Kvaerner and Aker Yards own 12 yards in Europe, one in USA and one in Brazil. Together they represent the world's fourth largest shipyard group.

With accounting effect from 1 December 2002, Aker Kvaerner and Aker Yards established a joint ownership structure for the German shipyards Kvaerner Warnow Werft and Aker MTW. Aker Kvaerner now owns 40 per cent of the two yards, and Aker Kvaerner reports its share of results under financial items in the profit and loss account.

Aker Kvaerner's shipyards represented 21 per cent of the Group's revenues in 2002.

Other activities

Aker Kvaerner's other activities in 2002 included manufacturing in Sheffield, UK, and the Fecne and IMGB enterprises in Romania, Kvaerner Hangfa which is involved in substantial hydropower operations in China, ownership shares in the Sea Launch space rocket company and a series of lesser involvements. Kvaerner Hangfa and Fecne were sold in early 2003.

Kvaerner IMGB in Romania is an integrated smelter, casting and machining facility for steel. It produces large components for use in the power industry, shipbuilding and steel and cement production. IMGB's activities have been considerably improved in recent years. In early 2003 the company entered into an agreement to place a substantial part of its capacity at the disposal of General Electrics.

Sea Launch was established as a consortium in 1995, with Aker Kvaerner owning 20 per cent. The company is the only one in the world which launches commercial satellites into space from a floating platform. In this way maximum use can be made of the earth's rotation to give the rockets extra lift. Sea Launch has been a success technically, but the market is difficult. In 2002 one satellite was launched. The order reserve consists of 10 confirmed launches and seven options. Aker Kvaerner is no longer operationally involved in Sea Launch.

New Group structure 2003

In November 2002 it was decided to change the Group structure. Under the new and streamlined structure, which came into effect at the beginning of 2003, there are fewer management layers and leaner staff. Follow-up of projects, customer relations and business areas is more direct and efficient, and the Group is more flexible and better adjusted to the current market situation. The Group's head office is in Oslo, Norway.

The new structure consists of six business areas, four of them in Oil and Gas and two in Engineering and Construction. These are Field Development Europe (FDE), Maintenance, Modifications & Operations Europe (MMOE), Oil, Gas & Process International (OG&PI) and Subsea & Oilfield Products (S&OP) in the oil and gas sector, and Engineering & Construction Americas (E&CA) and Engineering & Construction Europe (E&CE).

The Fiberline and Power divisions of the former Pulp & Paper were transferred to E&CE, while the Chemetics division and the Group's activities in Australia report to E&CA. Asia activities are included in OG&PI. The shipyards continue to be managed by the management company Aker Kvaerner Yards.

Under the new Group model Houston, Texas, has a substantially strengthened position. Three of the Group's six business areas are based there. The reason for this is that the Group wishes to bring its management close to important customers and markets.



Year 2002

Strategic milestones

The year 2002 was an important turning point for Aker Kvaerner. This was the year when solutions were established for the financial and industrial problems which had affected the company since the mid 1990s, thus removing considerable elements of uncertainty.

By means of two share issues in January 2002 shareholders strengthened the Group's equity by raising NOK 3.3 billion. Ahead of this, and as part of the same solution, the Group's lenders had contributed a total of NOK 8.6 billion to refinance the Group's debt. The last financial element was the inflow of NOK 2.8 billion in new equity capital through the merger with Aker Maritime.

In accordance with the agreement with the Group's lenders a detailed business plan was drawn up for the period 2002-2004. The plan was presented to the banks and approved in August 2002. The Group's development is in line with the business plan.

The incorporation of the Aker Maritime activities was the most significant industrial adjustment in the Group in 2002. Through the merger, which was legally confirmed in March, Aker Kvaerner strengthened its position as a provider of technology products and projects to the oil industry around the world. The potential synergies, which were identified before the merger, have been confirmed.

In the course of the first half of 2002 the Group completed the transfer of its head office functions from London to Oslo. As a result of the move and later adjustment of the corporate structure, it is estimated that the yearly costs of the new head office have been reduced by about NOK 100 million compared with the previous structure.

In May, Aker Kvaerner transferred the oil and gas related activities, which until then had been part of the Engineering & Construction business area, to the Oil & Gas business area, strengthening the presence of Oil & Gas in Houston and Asia.

In shipbuilding Aker Kvaerner strengthened the operational management of its yards with the establishment of Aker Kvaerner Yards. This management company also manages Aker Yards' shipyards. Cooperation through Aker Kvaerner Yards opens up opportunities for synergies between all the yards and a more flexible offering to the yards' customers.

On several occasions Aker Kvaerner and Aker RGI have stated that both parties wish to extend their cooperation in shipbuilding to include common ownership. This was evaluated in 2002, but beyond the amalgamation of the German yards, the parties agreed not to pursue this further.

During 2002, the Group worked on a programme for releasing capital through property transactions and the sale of operations which do not form part of the future core activity. The sale and lease-back of office premises and workshops in Aberdeen was completed at the beginning of 2003. An agreement for the sale of Kvaerner Rosenberg's facility in Stavanger and the lease-back of parts of it was entered into in 2003. This agreement will receive final confirmation in May 2003.

Kvaerner Fecne and Kvaerner Hangfa were sold in February 2003. In 2002 Engineering & Construction's activities in South Africa, Heurtey and a small part of the Group's activities in Australia were sold.

Uncertainty reduced

At the beginning of 2002 Aker Kvaerner's balance sheet and portfolio of projects contained a number of uncertain items. Through the year the Group worked systematically to finalise these matters and thereby reduce the uncertainties concerning future earnings.

The greatest project challenge was linked to the completion of a polypropylene plant in USA. The project was behind schedule and the costs substantially higher than estimated. Aker Kvaerner strengthened the project management and injected further resources in spring 2002. The plant was completed in the autumn.

Following completion of the plant, negotiations have taken place with the client to reach commercial agreement on a final settlement.

In February 2002 an EU court found that Aker Kvaerner was not guilty of an alleged breach of capacity restrictions at the Kvaerner Warnow Werft shipyard. In April 2002 a NOK 495 million fine was returned to Aker Kvaerner. The EU Commission subsequently appealed over the judgement.

In May 2002 Aker Kvaerner and Yukos agreed a settlement following the sale of Kvaerner Process Technology and Kvaerner Hydrocarbons in November 2001. Agreement was also reached on a final settlement on a contract which had been entered into in 1998 for construction of a zinc recovery plant, and on a settlement relating to the construction of an MTBE plant ordered in 1990. These and several other minor issues gave the Group a positive cashflow of NOK 200 million.

A number of historical matters remain unclarified. In addition to the EU appeal mentioned above, the EU Commission is investigating whether Aker Kvaerner was overpaid DEM 120 million in subsidies in connection with the privatisation of Kvaerner Warnow Werft in 1992. Nor has agreement been



reached following the delivery of power boilers in 1996, or concerning two large metal projects. A more detailed description of these matters is given in note 14 to the Group's consolidated financial statements.

Order situation

Although some business units have slim order books, the Group's order situation as a whole is satisfactory, especially in the light of the uncertainty surrounding the global economy and Aker Kvaerner's most important markets in the course of 2002. During the year, the order intake was NOK 42.1 billion, including NOK 13.2 billion in order reserve in the Aker Maritime companies, which were included in the Group in March. The order intake in the previous year was NOK 34.9 billion.

The order reserve at the end of 2002 was NOK 34.6 billion, compared with NOK 36.6 billion a year earlier. The order reserve was equivalent to approximately 80 per cent of revenues in 2002.

The order situation in Oil & Gas as a whole is satisfactory following a substantial intake of orders particularly in the first half of 2002. The order reserve in this area is equivalent to its revenues in 2002. The order reserve in shipbuilding is equivalent to 80 per cent of last year's revenues. Both Pulp & Paper and Engineering & Construction are dependent on winning new orders fast. The order reserve at the beginning of the year was equivalent to 40 and 50 per cent respectively of the revenues of these areas.

Capacity adjustments were made continually through the year. For example, the number of employees in Engineering & Construction was reduced by about 1 600 persons in the course of the year. Further capacity adjustments are being prepared in most parts of the Group.

Outlook

Due to the general uncertainty in the world economy, the Group's customers seem to be reluctant to implement large new investment projects. But at the same time the Group is experiencing good demand for its engineering services and assistance in planning new facilities and the maintenance and upgrading of existing facilities.

Aker Kvaerner is not expecting any significant further deterioration in its main markets. The Group is financially and structurally well prepared for continued uncertainty, and will be well positioned when the market rebounds.

On this basis, and with reference to the Group's economic and financial situation, Aker Kvaerner's accounts for 2002 have been prepared on the assumption that the enterprise is a going concern.

Order intake by business area

The order intake in Oil & Gas in 2002 was NOK 25.3 billion and the order reserve at the end of the year NOK 19.6 billion. Among the largest orders were: topsides construction and

Oil & Gas

Oil & Gas key figures

Amounts in NOK millions	2002	2001	2000
Operating revenues	20 104	11 453	11 304
Operating profit before exceptional items	466	350	148
Profit before tax before exceptional items	215	268	17
Order intake	25 326	13 007	12 394
Net short-term operating assets	4 349	1 037	741
Number of employees (excl. agency personnel)	16 755	8 675	9 260

1) Incl. agency personnel and employees in associated companies.



Percentage of revenues by division
(including internal revenues)

28% Field Development
4% Field Development International incl EC Houston
22% MMO Norway
10% MMO UK & International
34% Products & Technologies
2% Asia Pacific



Employees by geographical location[1)]

6% North America
1% South and Central America
5% South-East Asia
19% UK
67% Norway
2% Other



assembly of the Kristin platform in the Norwegian sector, topsides construction and assembly of the White Rose production ship in Canada, delivery of subsea systems for the Kristin field and operations and maintenance services on oil and gas installations in the Tampen and Halten areas off Norway.

A series of contracts have also been entered into for the delivery of advanced technology products such as drilling equipment and complete drilling packages, process equipment and subsea systems, to customers in Brazil, Asia, the Gulf of Mexico, the Caspian Sea and the North Sea. The Group's specialised jacket facility in Norway received a contract for the construction of two jackets for the UK sector. In West Africa Aker Kvaerner secured a contract for the engineering of the subsea systems for the Dalia field. The contract for the supply of equipment is planned to be awarded in the first part of 2003.

Engineering & Construction had an order intake in 2002 of NOK 7.7 billion. The order reserve at the end of the year was NOK 5.2 billion. Among the most important orders for the metals division was the expansion of the Quebrada Blanca mine in Chile, the expansion of a copper facility in Bagdad in the USA and the Hi-Smelt project for Rio Tinto in Australia. The commissioning of Thai Copper's copper facility in Thailand was confirmed in January 2003 and was not included in the order reserve at the end of 2002.

Aker Kvaerner's process and pharmaceutical business has undertaken a series of small and medium assignments for customers with which the Group has had a long and close relationship. An example of such a relationship is the JBEK joint venture, a global alliance between Aker Kvaerner and DuPont.

In the USA the Group was awarded a contract for the preliminary design of a new biopharmaceutical facility for EMD, a subsidiary of Merck. The facility, which will consist of a laboratory, office and storage facilities and production lines, is planned to be completed by mid 2006. The customer's final decision to build the facility is expected during 2003.

In October 2002 Aker Kvaerner began work on preparing for the construction of the Magnolia gas-fired power station in California. The USD 112 million contract will not be included in the order reserve before final confirmation of the project.

Pulp & Paper had an order intake of NOK 3.1 billion in 2002 and an order reserve at the end of the year of NOK 1.4 billion. A number of contracts for the supply of chemical pulping equipment and power boilers were entered into in Sweden, Finland, Netherlands, Portugal, Italy, Canada, Brazil and Chile.

Aker Kvaerner's Shipbuilding business area had an order intake of NOK 5.7 billion in 2002. At the end of the year the order reserve was NOK 7.7 billion. The latter figure does not include the order reserve at Aker MTW/Kvaerner Warnow Werft, as this has

Engineering & Construction

Engineering & Construction key figures

Amounts in NOK millions	2002	2001	2000
Operating revenues	10 537	16 744	16 407
Operating profit/loss (-) before exceptional items	- 336	- 747	508
Profit/loss (-) before tax before exceptional items	- 303	- 700	594
Order intake	7 661	15 584	17 159
Net short-term operating assets	848	957	807
Number of employees (excl. agency personnel)	6 014	7 638	7 185

1) *Incl. agency personnel and employees in associated companies.*



Percentage of revenues by division
(including internal revenues)

19% ■ Process Europe
4% ■ E&C Asia
2% ■ Australia
7% ■ Energy and Environmental
16% ☐ Process US
26% ☐ Union Construction
7% ☐ Non Union Construction
12% ☐ Metals
7% ☐ Lawrence Allison Group



Employees by geographical location[1]

55% ■ North America
3% ■ South and Central America
2% ■ South-East Asia
16% ☐ UK
10% ☐ EU (excl. UK)
11% ☐ India
3% ☐ Australia



been accounted for as an associated company since the beginning of December.

Color Line ordered a cruise ferry from Kvaerner Masa-Yards for delivery in 2004; Matson confirmed its order for two containerships from Kvaerner Philadelphia for delivery in 2003 and 2004, and a total of six containerships were ordered from Kvaerner Warnow Werft for final delivery in 2004.

Group results in 2002

Aker Kvaerner's operating revenues in 2002 were NOK 43 643 million and the ordinary operating profit after amortisation was NOK 551 million. The corresponding result a year earlier was a loss of NOK 2 837 million.

The year was affected by a number of events, such as the sale of activities, legal clarifications and settlements, costs for restructuring and the completion of historical problem projects. These form part of the operating result, but in relation to a normalised operating situation in the Group constitute special non-recurring items.

The operating profit before such special items and before amortisation (ordinary trading EBITA) in 2002 was NOK 1 015 million, divided approximately into a quarter of a billion NOK per quarter. The most important one-off effects are described below.

Gains from the sale of activities amounted to NOK 115 million, of which the final settlement following the sale of activities to Yukos in the second quarter was the most important. After a further thorough evaluation of the reasons for the EU Court's decision in the case between the EU Commission and Aker Kvaerner, the Group decided to book NOK 495 million received from the EU Commission to income.

As a result of continued market weakness during 2002 and the need to establish a more flexible cost structure and make capacity adjustments, especially in the E&C Europe, Oil & Gas and Pulp & Paper business areas, Aker Kvaerner made a restructuring charge of NOK 486 million. Of this amount, NOK 288 million represent provisions in connection with onerous leases and write-downs.

The non-recurring effect related to the completion of problem projects gave a total loss of NOK 292 million for the year. This includes the completion of the polypropylene project in the USA, and the zinc recovery plant and MTBE projects mentioned above.

Net financial items for 2002 were positive to the value of NOK 516 million. Of this, net interest amounted to an expense of NOK 280 million, while currency effects had a positive accounting effect to the value of NOK 891 million.

Profit before tax was NOK 1 067 million. Tax expenses amounted to NOK 190 million and the ordinary net profit was NOK 877 million. This is equivalent to a profit per share of NOK 1.09. The previous year the net loss was NOK 4 961 million.

Pulp & Paper

Pulp & Paper key figures

Amounts in NOK millions	2002	2001	2000
Operating revenues	3 412	4 867	5 175
Operating profit/loss (-) before exceptional items	- 140	- 100	183
Profit before tax before exceptional items	6	56	313
Order intake	3 134	3 416	4 786
Net short-term operating assets	565	904	600
Number of employees (excl. agency personnel)	2 173	2 210	2 257



Percentage of revenues by division
(including internal revenues)

59% ■ Power Division
29% □ Fiberline Division
11% □ Chemetics Division
1% □ Panel Systems



Employees by geographical location[1]

19% ■ North America
6% □ South and Central America
44% □ Sweden
30% □ Finland
1% □ Other

1) *Incl. agency personnel and employees in associated companies.*



Parent company accounts and allocation of profit

The 2002 profit and loss account for the Kværner ASA parent company shows net profit of NOK 864 million. In accordance with its loan agreements, Kværner ASA cannot pay dividend. The Board proposes that the profit is transferred to other equity.

Ordinary trading EBITA by business area

In the Group's profit and loss account the special non-recurring items are included in the ordinary operating result (EBIT) for the various business areas. To facilitate assessment of the underlying operational development of the areas, the focus below is put on the operating result before special items and amortisation (ordinary trading EBITA).

Oil & Gas had a positive ordinary trading EBITA of NOK 647 million. The product and technology companies alone accounted for NOK 404 million of this profit. Good execution of the Grane project has yielded good margins for Aker Kvaerner, and the client has stated that its overall budget for the project has been reduced by about NOK 1 billion.

The 2002 results for operations, maintenance and modifications were somewhat weaker than previously. Among other reasons this was due to lower margins on one project. The Group's international oil and gas operations were affected by low capacity utilisation and costs related to entering new markets. The Oil & Gas area's central costs amounted to NOK 98 million, of which about half were costs incurred in the first quarter in connection with the merger with Aker Maritime.

Engineering & Construction had a positive ordinary trading EBITA of NOK 25 million in 2002. The results vary in the different parts of the business area, but overall operations gradually improved through the year.

The Metals division moved into the black for the first time for years in the fourth quarter, but made a loss for the year of NOK 95 million. The Process division returned a small profit for the year, with low margins in the European part of the operation contributing to this result. Both Union and Non-Union Construction in the USA delivered strong profits with a combined total of NOK 106 million.

For Pulp & Paper ordinary trading EBITA amounted to a loss of NOK 97 million. Overall the losses were gradually reduced in the course of the year. In the fourth quarter the loss was NOK 7 million.

The Fiberline division achieved profits throughout the year, delivering NOK 57 million for the period as a whole. Lower order intake and reduced activity were offset by good margins on projects and increased activity related to services on existing installations. The service segment accounted for 80 per cent of the division's profit in 2002.

The Power and Chemetics divisions ended with losses of NOK 105 million and NOK 43 million respectively. A low

Shipbuilding

Shipbuilding key figures

Amounts in NOK millions	2002	2001	2000
Operating revenues	9 459	11 611	9 815
Operating profit before exceptional items	530	85	32
Profit/loss (-) before tax before exceptional items	412	- 126	- 102
Order intake	5 744	2 731	20 092
Net short-term operating assets	2 253	3 125	5 031
Number of employees (excl. agency personnel)	5 326	6 706	6 139

1) Incl. agency personnel and employees in associated companies.



Percentage of revenues by yard
(including internal revenues)

81% ■ Masa-Yards
12% □ Warnow
7% □ Philadelphia



Employees by geographical location[1]

82% ■ Finland
18% □ North America



level of activity was not adequately offset by capacity adjustments and reduced costs. On some projects the margins were reduced as a result of weak project execution.

In Shipbuilding Aker Kvaerner's shipyards posted a positive ordinary EBITA of NOK 530 million in 2002, of which Kvaerner Masa-Yards alone was responsible for NOK 629 million. The loss at Kvaerner Philadelphia Shipyard was NOK 105 million, while Kvaerner Warnow Werft posted a profit of NOK 6 million.

Investments, financing and liquidity

Aker Kvaerner's cash reserves and short-term interest-bearing receivables amounted in total to NOK 4 924 million at the end of 2002. This represents an increase of NOK 1 639 million since the beginning of the year.

During the same period the net current operating assets increased by more than NOK 1 billion to NOK 635 million, mainly due to reduced provisions. At both the end of 2001 and 2002, net working capital was unusually low as a result of the payments from customers received before the end of the year.

Net interest-bearing debt at the end of 2001 totalled NOK 6 307 million. A year later the debt situation had been reversed and the Group had net interest-bearing receivables of NOK 613 million. The equity ratio was 27.6 per cent, up from 7.0 per cent a year before.

The change is due mainly to the injection of new shareholders' equity through share issues.

The cashflow from operations was NOK 18 million in 2002, compared with a negative cashflow of NOK 1 135 million in 2001. The improvement was mainly due to better operating results, financial income as a result of foreign exchange gains, and the repayment by the EU Commission.

The cash outflow before financing amounted to NOK 1 355 million. In addition to investments and other items, this included the repayment of loans to Aker Maritime companies which were taken over in March 2002.

Aker Kvaerner's capital expenditure amounted to a total of NOK 601 million in 2002, of which NOK 326 million are attributed to oil and gas activities. The largest investments were, among others, a new umbilical production facility in Alabama, USA, and the upgrading of the Aker Stord, Aker Verdal and Kvaerner Rosenberg yards in Norway. The shipyards, mainly Kvaerner Masa-Yards and Kvaerner Philadelphia, invested a total of NOK 187 million.

No business of significant accounting impact was acquired in 2002.

Pensions

Aker Kvaerner's most significant exposure with respect to pensions is related to the Group's UK pension plan. During 2002 Aker Kvaerner substantially strengthened its follow-up of this scheme. The main part of the funds in the UK pension fund is invested in shares. As a result of the downturn in the share market during 2002, the pension fund suffered substantial losses. In addition, interest rates in the UK have been reduced, and the discount rate for the calculation of future commitments has been altered.

At the end of 2002 the funding deficit in Aker Kvaerner's UK pension scheme was NOK 2.4 billion. This has no accounting effect for 2002.

In accordance with good accounting practices Aker Kvaerner must expense a part of the book deficit in the pension plan. In 2003 this will represent a cost for the Group of around NOK 360 million. The Group's pension costs related to the UK pension scheme thereby amount to about NOK 550 million in 2003. This charge has no cash effect for the Group.

A lengthy shortfall in the pension fund could mean that the Group's subsidiaries would have to contribute to the scheme with effect from 2004. The size of these contributions will be decided in negotiations in autumn 2003, based on updated actuarial assessments.



Trust

Political unrest affects the world's capital markets, and a lack of stability affects most sectors and companies, their employees, shareholders, creditors and other business associates. This also affects Aker Kvaerner, but the Group is financially and structurally well positioned.

The refinancing exercise at the beginning of 2002 gave the company a solid financial basis. Industrially the company has been strengthened by the merger with Aker Maritime and systematic work to establish a simpler operating model and more flexible cost base. In addition a series of legal issues has been solved and problem projects concluded.

Aker Kvaerner is determined to further strengthen its position by working systematically to build trust. This will be reflected in the Group's core values, norms and governing documents and will be reflected in the Group's relationships with its various shareholders. Focus on Corporate Governance and social responsibility has a central place in Aker Kvaerner's daily operations.

All through 2002 the Group implemented internal processes for mapping and formulating its most basic values. These are summed up in the document People, which is available on the Group's website. The six core values are: HSE Mindset; Customer Drive; Openness and Honesty; Hands-on Execution; Commercial Edge; and Developing People.

Safety

A philosophy of zero tolerance has a central place in the Group's work on health, safety and the environment. Aker Kvaerner's starting point is that all harm to people, property or the environment can and must be avoided.

The positive development in the number of lost time incidents (LTI), continued in 2002. The total number of such injuries was 473 in 2002 compared with 697 the previous year. The lost-time incident ratio (measured by the number of incidents causing time off work per million work-hours) was six in 2002, down from seven in 2001. The figures include sub-suppliers which work for Aker Kvaerner.

There are large differences in the number of incidents between the different business areas, but all showed progress compared to the previous year. The LTI ratio for Engineering & Construction was one and for Oil & Gas three. Historically the safety of personnel has been a special challenge for the Group's shipyards. In 2002 a special effort was made to improve this situation and good results have been achieved. The lost-time incident ratio for the yards was reduced from 30 in 2001 to 20 in 2002. Pulp & Paper had a LTI ratio of 11, which was also a reduction on the previous year.

There were two fatalities in connection with Aker Kvaerner's activities in 2002. Both were employees of sub-suppliers of the Group, one in Oil & Gas and one in Engineering & Construction.

These tragic events and other serious accidents and potentially dangerous incidents and conditions were subjected to thorough analysis. In each case the sequence of events was documented and possible improvement measures were assessed and communicated to the Group's other operations. In addition to clear rules and work on changing attitudes, this exchange of experience has a central place in the Group's work to improve safety performance.

Lost-time incidents (LTI) Aker Kvaerner Group 1999 – 2002

LTI / million hours


9
8
7
6
5
4
3
2
1
0
1999
2000
2001
2002

Ownership and Corporate Governance

Kværner ASA is a listed company whose shares are traded on the Oslo Stock Exchange. The company has issued a total of 894 133 916 shares, which all carry the same rights.

At the end of 2002 the Group had 33 564 shareholders. The 20 leading shareholders owned a total of 73 per cent of the shares. Aker Maritime controlled altogether 49.9 per cent of the shares in Kværner ASA.

Good Corporate Governance is central to Aker Kvaerner's work on building trust among the players in the financial markets. Aker Kvaerner is dedicated to securing the necessary independence among the company's governing bodies, Board and Management.

At the same time Aker Kvaerner wishes to ensure that the active ownership of and co-operation with the Group's leading shareholder contributes to the Group's capacity for value creation. Such value creation should be to the benefit of all shareholders on equal conditions.

In May 2002 the Annual General Meeting of Kværner ASA, the Group's parent company, named a new election committee. The Chairman of the election committee is Knut T Traaseth, managing director of the Norwegian Shareholders Association. Gerhard Heiberg is member of the committee, together with Kjell Inge Røkke, the Chairman of Kværner ASA. Mr Røkke is the owner of Aker RGI and Aker Maritime, Kværner ASA's main shareholder. Beyond these relationships, the members of the election committee have no common business, economic involvement or association with Kværner ASA or the company's main shareholder.

In addition to the Chairman Kjell Inge Røkke, the members of the Board elected by the shareholders are Deputy Chairman Reidar Lund, Bjørn Flatgård, the Chief Executive Officer of Elopak, Yngve Hågensen, former Head of, and now consultant to, the Norwegian Federation of Trade unions, and Anders Eckhoff, lawyer and partner in the law firm BA-HR. Tore Tønne was Deputy Chairman of the Board until 17 December 2002, when he decided to resign from his post. A list of the various Directors' shareholdings in Kværner ASA is given under note 3 in the parent company's financial statements for 2002.

Aker Maritime, Kværner ASA's main shareholder, is represented on the Board by its owner, Kjell Inge Røkke. Bjørn Flatgård is Deputy Chairman of Aker RGI and Aker Maritime's boards. BA-HR, the law firm in which Anders Eckhoff is a partner, regularly carries out legal work for both Aker RGI and companies in the Aker Kvaerner Group. Beyond these relationships there are no other financial or business relations between current Board of Directors, the leading shareholder and Aker Kvaerner.

Aker Kvaerner's employees have elected Bernt Kilnes from Aker Verdal, Eldar Myhre from Kvaerner Rosenberg and Atle Tranøy from Aker Stord as representatives of the Board.

The Board of Kværner ASA puts great emphasis on reaching competent decisions. When appropriate, the Board sought external legal advice concerning potential conflicts of interest. If Directors were considered to be subject to such conflicts, they withdrew from the discussions.

In connection with the merger of the Aker MTW and Kvaerner Warnow Werft shipyards, possible conflicts of interest were thoroughly evaluated. In addition Aker Kvaerner sought independent legal assistance and fairness opinions from two financial advisers independent of each other. Approval for the agreement was also sought from Aker Kvaerner's lenders, in accordance with the provisions of the loan agreement.

KPMG has been the company's auditor since the accounting year 2000. Auditing fees and other remuneration to the auditor are stated in note 5 to the parent company's financial statements.

Kværner ASA's shareholders decided at an Extraordinary General Meeting in November 2001 to set up an independent committee of inquiry to investigate the Management of the company in the period 1998-2001.

Customer relations

Aker Kvaerner and the Group's various operations seek to develop and maintain a good and close relationship with their customers. In many cases the co-operation dates back for several decades. Some parts of the Group have a substantial part of their operations linked to service and expansion of previously installed plants and equipment.

In the course of 2002 the Group prioritised work on further strengthening relations with key customers. There has been systematic customer follow-up on many levels, and customer surveys have been carried out to map the Group's improvement areas. The Group decided in 2002 to implement a web based customer relations management system to further ensure that the Group understands the needs of different customers.

Good project execution and risk management are important tools for Aker Kvaerner, not only to improve its own profitability but also to ensure quality in its deliveries. To further improve quality, the Group is in the



process of implementing a common execution model and a uniform system for identifying and managing risk elements in projects.

The Group's operations have registered a total of 3 500 patents. In a number of subsidiaries and in the projects, technology development is continually driven forward in co-operation with customers. During 2002 the Group established a network which will follow up and co-ordinate the development of new technology and new products in the Group. During the year Aker Kvaerner invested approximately NOK 140 million in such development projects.

Employee relations

Aker Kvaerner is a competence based company. Employees' individual knowledge and qualities, and the ability to bring together and direct this expertise in the course of operations, constitutes the core of all the company's activities.

Diversity strengthens the Group's collective capacity. Aker Kvaerner is therefore committed to being seen as an attractive employer for all groups of employees, independent of nationality, gender, religion and age. The relatively small number of female employees poses a general challenge in those sectors in which the Group is involved. To some extent the causes are historical, but increased attention to the subject is giving results.

The availability of well-qualified women is gradually increasing. At the beginning of the year the Group had a total of 43 line managers at the three highest management levels. Of these three were women. At the same time last year they were all men.

At the end of 2002 Aker Kvaerner had a total of 32 863 employees. That was 4 809 more than the number a year before. The increase resulted from the merger with Aker Maritime in March 2002. In fact the companies which now make up Aker Kvaerner have about 2 700 employees less than at the end of 2001. The reduction is due to greater efficiency in operations combined with a somewhat lower activity level.

In addition to its own employees Aker Kvaerner had 4 308 agency personnel. Altogether 37 171 persons worked in the Group and its associated operations. Of these, around 39 per cent were employed in EU countries, 31 per cent in Norway and 17 per cent in North America.

An overall assessment of sick leave in Aker Kvaerner is difficult to make due to rules which vary from country to country. However the available statistics show a disturbing development, especially in some of the Group's Norwegian operations. The sick leave rate overall was 3.6 per cent in 2002. The corresponding figure for 2001 was 2.9 per cent.

In 2003 it is planned to conduct a comprehensive survey of employees in all parts of the Group. This survey is expected to provide valuable information which will make it possible to strengthen and direct the work on reducing sick leave with better accuracy.

In 2002 Aker Kvaerner surveyed the competence profile among parts of the Group's employees. The survey took in some 24 000 employees, of which 13 000 white-collar and 11 000 blue-collar workers. Of the white-collar engineers, 33 per cent had a doctor, or master's degree. Among blue-collars, 86 per cent were skilled professionals.

Leadership development and incentive schemes

The Group runs programmes for raising the competence of leaders and other employees. Leadership development takes place both in general management disciplines and through more special courses related to project management.

Leaders in Aker Kvaerner are assessed at regular intervals, on the basis of results achieved and with the aid of systematic feedback from superiors, peers and subordinates, so-called 360-degree feedback. Such assessments were made of a total of 230 managers in 2002. In addition, in connection with the merger with Aker Maritime, a total of 202 leaders were assessed in this way.

Aker Kvaerner is in the process of implementing a new compensation system for senior executives based on the variable salary principle. These systems are performance-based, which means that executives who reach targets agreed in advance will receive a competitive salary. The targets are partly linked to measures of economic and financial performance, and partly to other values which are company priorities. In addition to the base salary, executives only receive the same benefits as all other employees.

Executives may, however, earn a variable pay element of about 30 per cent of base salary if the targets are achieved, and up to a maximum of 60 per cent of base salary if the targets are significantly exceeded. Half of the variable element is payable in the following year, while the other half will be paid two years later. After two years, the deferred amount will be doubled by the company, and the total will be multiplied by the proportion by which the value of the Aker Kvaerner share exceeds an agreed share price.



Society

Aker Kvaerner is a significant global player in some sectors. The Group also has an important social role in many local communities, especially in Norway.

Parts of Norwegian industry face fundamental competitive challenges due to the strong Norwegian currency and high interest and salary rates combined with gradually decreasing activity with respect to the development of new oil and gas fields on the Norwegian continental shelf. This has affected Aker Kvaerner's Norwegian operations and will continue to do so in the future.

The Group's Norwegian yards have to a large degree countered their non-competitive parameters by means of specialisation, good quality, good results in health, safety and the environment, and improved efficiency. Experience shows that this results in good turnkey deliveries, especially on complex and demanding projects. In winter 2002/2003 Aker Kvaerner lost two assignments which would have had a significant effect on operations at the yards. In these cases the customer seems to have considered the assignments primarily as fabrication jobs.

In spring 2003 Aker Kvaerner will evaluate the demand for fabrication services in Norway in relation to the capacity in the sector. In this context the Group will give priority to measures capable of securing long-term increased profitability for the Group. Increased profitability is a prerequisite for the Group to be able to attend to its social responsibility in the long term. The work of assessing necessary action is taking place in close co-operation with employee representatives.

Aker Kvaerner's operations constitute a burden on the environment only to a limited degree. There were no reports of significant environmental spills in 2002.

The Group's energy consumption in 2002 was 399 000 megawatt-hours. Electric power accounted for 56 per cent of the overall consumption, gas for 28 per cent and oil for 16 per cent. Electric power and oil accounted for a proportionally smaller part of consumption in 2002 than in the previous year, while gas' share increased from 19 per cent in 2001.

Oslo, 28 February 2003
The Board of Directors

Kjell Inge Røkke
(Chairman)

Reidar Lund
(Vice Chairman)

Anders Eckhoff

Yngve Hågensen

Bjørn Flatgård

Eldar Myhre

Bernt Kilnes

Atle Tranøy

Helge Lund
(CEO)

Accounts and notes

Contents

□ □ □ □

Group Consolidated

Kværner ASA

Consolidated profit and loss account

1 January - 31 December

Amounts in NOK millions	*Note*	**2002**	**2001**	**2000**
Operating revenues	*4*	**43 643**	**45 011**	**54 472**
Materials, goods and services		27 790	31 417	38 086
Salaries, wages and social security costs	*15, 17*	12 536	11 439	11 231
Other operating expenses		2 005	2 125	3 134
Depreciation and amortisation	*10, 11*	885	785	1 053
Total operating expenses		**43 216**	**45 766**	**53 504**
Operating profit(+) / loss(-) before exceptional items		**427**	**-755**	**968**
Profit on disposals	*2, 4*	115	285	675
Other exceptional items	*4*	9	-2 367	-400
Operating profit(+) / loss(-)	*4*	**551**	**-2 837**	**1 243**
Net financial items	*18, 19*	516	-492	-730
Provisions and write down of financial investments	*18, 19*	-	-1 632	-
Profit(+) / loss(-) before tax	*4*	**1 067**	**-4 961**	**513**
Tax	*12*	-190	-	-144
Net profit(+) / loss(-)		**877**	**-4 961**	**369**
Minority interests		2	-10	8
Majority share		875	-4 951	361
Average number of shares [1]	*3*	805 264 053	106 633 916	83 735 536
Earnings per share [2]		**1.09**	**-46.43**	**4.31**
Diluted earnings per share [3]		**1.09**	**-46.43**	**4.31**

1) See note 3 for the development in number of shares and changes in average number of shares.

2) Majority share of net profit-loss/average number of shares.

3) Adjusted for dilution effects of subsequent share splits, options granted, bonus issues and stock divided issues.

Consolidated balance sheet

As at 31 December

Amounts in NOK millions	*Note*	**2002**	**2001**	**2000**
ASSETS				
Fixed assets:				
Deferred tax assets	*5, 12*	855	769	1 012
Goodwill, etc	*5, 10, 11*	4 649	1 931	2 292
Total intangible fixed assets		**5 504**	**2 700**	**3 304**
Total tangible fixed assets	*5, 10*	**3 440**	**4 053**	**4 786**
Other long-term receivables	*5, 17*	2 461	2 874	4 487
Interest-bearing long-term receivables	*21, 22*	258	287	1 451
Long-term investments	*19, 20*	987	253	640
Other long-term financial assets	*19*	506	615	525
Total financial assets		**4 212**	**4 029**	**7 103**
Total fixed assets		**13 156**	**10 782**	**15 193**
Current assets:				
Interest-bearing short-term receivables and short-term investments	*19, 21*	310	418	369
Other current operating assets	*5, 6, 7*	12 600	14 490	15 235
Total receivables and other current assets		**12 910**	**14 908**	**15 604**
Total cash and bank deposits	*21*	**4 617**	**2 882**	**1 859**
Total current assets		**17 527**	**17 790**	**17 463**
TOTAL ASSETS		**30 683**	**28 572**	**32 656**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Equity:				
Capital paid in	*3*	12 198	6 098	6 098
Accumulated profit (+)/loss (-)	*3*	-3 844	-4 180	1 151
Minority interests		118	83	90
Total equity incl. minority interests		**8 472**	**2 001**	**7 339**
Liabilities:				
Deferred tax liabilities	*5, 12*	932	1 050	1 244
Other long-term liabilities	*5, 17*	844	749	872
Total long-term liabilities		**1 776**	**1 799**	**2 116**
Subordinated debt	*23, 24*	3 901	-	-
Interest-bearing long-term debt	*21, 23, 24, 25*	4 031	9 296	8 258
Total long-term debt	*23, 24, 25*	**7 932**	**9 296**	**8 258**
Interest-bearing short-term debt	*21, 23, 24, 25*	538	583	835
Other current operating liabilities	*5, 8*	11 965	14 893	14 108
Total current liabilities and borrowings		**12 503**	**15 476**	**14 943**
Total liabilities		**22 211**	**26 571**	**25 317**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**30 683**	**28 572**	**32 656**

Lysaker, 28 February 2003
Board of Directors of Kværner ASA


Kjell Inge Røkke
(Chairman)


Reidar Lund
(Vice Chairman)


Anders Eckhoff


Yngve Hågensen


Bjørn Flatgård


Eldar Myhre


Bernt Kilnes


Atle Tranøy


Helge Lund
(CEO)

Consolidated statement of cashflow

1 January - 31 December

Amounts in NOK millions		2002	2001	2000
Cashflow from operating activities				
Profit(+) / loss(-) before tax		1 067	-4 961	513
Tax paid		- 142	- 121	- 34
Depreciation and amortisation		885	785	1 053
Profit on the disposal of businesses and fixed assets		- 152	- 325	- 675
Exceptional items / restructuring provisions		458	2 367	400
Write-down of long-term investments		-	1 632	-
Profit(-) / loss(+) from associated companies		70	70	54
Changes in other net operating assets	B	-2 168	- 582	-1 447
Net cashflow from operating activities		**18**	**-1 135**	**- 136**
Cashflow from investing activities				
Acquisition of businesses (-) net of net cash acquired (+)	A	- 800	- 166	-
Purchase of fixed assets		- 601	- 368	- 615
Disposal of fixed assets		135	138	69
Cash from sales of businesses	B	- 179	2 168	3 143
Changes in other long-term assets		- 56	- 152	- 518
Changes in interest-bearing short-term receivables		125	- 12	-
Changes in interest-bearing long-term receivables		3	- 44	- 199
Net cashflow from investing activities		**-1 373**	**1 564**	**1 880**
Cashflow from financing activities				
Proceeds of long-term loans		4	8 579	3 424
Proceeds of short-term loans		177	167	588
Repayment of long-term loans		- 114	-7 553	-8 738
Repayment of short-term loans		-	- 413	- 220
Proceeds from issue of share capital (incl. share premium)		3 300	-	2 588
Net cashflow from financing activities		**3 367**	**780**	**-2 358**
Translation adjustments		- 277	- 186	74
Net decrease(-)/ increase (+) in cash and bank deposits		**1 735**	**1 023**	**- 540**
Cash and bank deposits as at 1 January		2 882	1 859	2 399
Cash and bank deposits as at 31 December	*(see note 21)*	**4 617**	**2 882**	**1 859**

A-Acquisition of new businesses

The cashflow from the acquisition of businesses is presented as cash paid for the shares net of cash acquired.

B-Sales of businesses	2002	2001	2000
Cash received	1	2 168	2 778
Cash sold	- 258	-	- 176
Net interest-bearing items taken over by buyers	78	-	541
Net cash	**- 179**	**2 168**	**3 143**
of which sale of net operating assets	**4**	**-1 436**	**-1 055**

Notes to consolidated accounts

☐ ☐ ☐ ☐

Note 1 ☐ Proforma Combined Financial Statement

An extraordinary general shareholders' meeting held on 19 December 2001 approved a financing plan for the Group with the following main elements:

1. Restructuring of NOK 4.5 billion of the Company's debt to 10-year subordinated debt to be interest free for the first five years and carry interest of 5.0% p.a. thereafter. An additional fee of NOK 200 million to be paid together with the repayment of the principal. The remaining approximate NOK 4.1 billion of the Company's debt to be converted to 3-year senior debt carrying interest at relevant market rates + 1.25% (see note 23).
2. A write-down of the par value of the Company's shares from NOK 12.50 per share to NOK 1.00 per share to enable the issue of new shares at a lower price per share than the face value of NOK 12.50.
3. A directed issue of 250 000 000 shares for a consideration of NOK 2.0 billion to new investors, the Directed Offering. A preferential rights issue of 187 500 000 shares to existing shareholders for a consideration of NOK 1.5 billion, the Rights Offering.
4. Merger of Aker Maritime's Oil and Gas Business with Kvaerner's Oil & Gas business area, with consideration of the issue of 350 000 000 shares to Aker Maritime.

The final documentation of the loan restructuring was completed on 7 January 2002 and the loan restructuring completed 10 January 2002. The directed issue of 250 000 000 new shares and the rights issues of 187 500 000 shares were completed on 8 January 2002 and 8 February 2002 respectively. The merger with Aker Maritime's Oil and Gas Business was completed in March 2002.

As these transactions were completed in 2002, they were not reflected in the 2001 accounts. Accordingly, the Proforma Financial Statement, with Aker Kvaerner as the dominant party, is provided to assist in the analysis of the financial aspects of the refinancing.

The information concerning Kvaerner is derived from the audited financial statements of Kvaerner for the years ended 31 December 2000, 31 December 2001 and 31 December 2002.

The information relating to the Aker Maritime Oil and Gas Business is derived from extracts of the audited financial statements for the years to 31 December 2000 and 31 December 2001 and information from Aker RGI ASA regarding the results in January and February 2002. The information is adjusted to reflect the necessary restructuring of Company ownership and financing which took place prior to the merger.

The accounting principles of Aker Kvaerner and Aker Maritime are substantially comparable with respect to issues that are relevant for the combination. Consequently, no adjustments have been made to the Proforma Financial Statement to conform the accounting policies of the Companies. However, a few reclassifications were made from operating to exceptional items regarding the Aker Maritime Oil and Gas Business.

Proforma Profit & Loss account

1 January - 31 December 2002

Amounts in NOK millions	Aker Kvaerner's Published Accounts	Aker Maritime Oil and Gas Business	Fair value adjustment and goodwill	New equity	Debt	Proforma
Operating revenues	43 643	1 361	-	-	-	45 004
Operating expenses	- 42 331	- 1 293	-	-	-	- 43 624
Depreciation	- 589	- 23	-	-	-	- 612
Goodwill amortisation	- 296	- 18	- 12	-	-	- 326
Operating profit/loss before exceptional items	**427**	**27**	**- 12**	**-**	**-**	**442**
Profit on disposals	115	-	-	-	-	115
Other exceptional items	9	-	-	-	-	9
Operating profit/loss	**551**	**27**	**- 12**	**-**	**-**	**566**
Provisions and write down of financial investments	-	-	-	-	-	-
Net financial items	516	- 10	-	-	-	506
Profit/loss before tax	**1 067**	**17**	**- 12**	**-**	**-**	**1 072**

The fair value of the 350 000 000 Consideration Shares issued to Aker Maritime as compensation for the Aker Maritime Oil and Gas Business was assessed to be NOK 2.8 billion, based on the same price per share as for the Directed Offering and the Rights Offering. The difference between the value of the compensation and the book values of the Aker Maritime Oil and Gas Business is NOK 1 405 million. After allocation of acquisition costs to identified assets and liabilities recorded at assumed fair value as at the date of the merger, NOK 1 492 million has been allocated to goodwill. It is assumed that the goodwill will be amortised over a period of 20 years.

The NOK 3.3 billion of new equity was the net proceeds from the Directed Offering and the Rights Offering less NOK 200 million of offering expenses and underwriting fees.

The Proforma Financial Statement is prepared as if the reduction of the par value of the Shares, the issues of Directed Offering New Shares, Rights Offering New Shares and Consideration Shares, Debt Restructuring and Oil and Gas Merger had taken place at the beginning of 2000. It is assumed that the effect of net interest expense of the new equity capital and the conversion of debt to be interest-free would have been 6 per cent per annum. No effect has been included for any changes to the Kvaerner and Aker Maritime Oil and Gas Businesses, such as restucturing expenses and synergy effects, as if they had always been combined or on the future results which will be achieved after the merger.

Proforma Profit & Loss Account

1 January – 31 December 2001

Amounts in NOK millions	Kvaerner's Published Accounts	Aker Maritime Oil and Gas Business	Fair value adjustment and goodwill	New equity	Debt	Proforma
Operating revenues	45 011	9 294	-	-	-	54 305
Operating expenses	-44 981	-8 711	-87	-	-	-53 779
Depreciation	-616	-184	-	-	-	-800
Goodwill amortisation	-169	-93	-75	-	-	-337
Operating profit/loss before exceptional items	**-755**	**306**	**-162**	**-**	**-**	**-611**
Profit on disposals	285	164	-	-	-	449
Other exceptional items	-2 367	-	-	-	-	-2 367
Operating profit/loss	**-2 837**	**470**	**-162**	**-**	**-**	**-2 529**
Provisions and write down of financial investments	-1 632	-	-	-	-	-1 632
Net financial items	-492	-28	-	198	270	-52
Profit/loss before tax	**-4 961**	**442**	**-162**	**198**	**270**	**-4 213**

Proforma Balance Sheet

31 December 2001

Amounts in NOK millions	Kvaerner's Published Accounts	Aker Maritime Oil and Gas Business	Fair value adjustment and goodwill	New equity	Debt	Proforma
Intangible fixed assets	2 700	1 957	1 492	-	-	6 149
Tangible fixed assets	4 053	513	-	-	-	4 566
Long-term financial assets	3 742	189	-	-	-	3 931
Interest-bearing long-term receivables	287	4	-	-	-	291
Current operating assets	14 490	2 530	-	-	-	17 020
Short-term share investments	15	-	-	-	-	15
Interest-bearing receivables	403	-	-	-	-	403
Cash and bank deposits	2 882	177	-	3 300	-	6 359
Total assets	**28 572**	**5 370**	**1 492**	**3 300**	**-**	**38 734**
Equity	1 918	1 395	1 405	3 300	-	8 018
Minority interests	83	70	-	-	-	153
Subordinated debt	-	-	-	-	4 500	4 500
Deferred tax	1 050	117	-	-	-	1 167
Other long-term liabilities	749	145	-	-	-	894
Interest-bearing long-term debt	9 296	825	-	-	- 4 500	5 621
Current operating liabilities	14 893	2 662	87	-	-	17 642
Interest-bearing current liabilities	583	156	-	-	-	739
Total liabilities and equity	**28 572**	**5 370**	**1 492**	**3 300**	**-**	**38 734**
Net interest bearing items	**-6 307**	**-800**	**-**	**3 300**	**4 500**	**693**
Equity and subord. debt / total assets	**7 %**	**27 %**				**33 %**
Borrowings / equity and subord. debt	**494 %**	**67 %**				**50 %**

Proforma Profit & Loss Account

1 January - 31 December 2000

Amounts in NOK millions	Kvaerner's Published Accounts	Aker Maritime Oil and Gas Business	Fair value adjustment and goodwill	New equity	Debt	Proforma
Operating revenues	54 472	8 098	-	-	-	62 570
Operating expenses	-52 451	-7 782	-	-	-	-60 233
Depreciation	-873	-199	-	-	-	-1 072
Goodwill amortisation	-180	-94	-75	-	-	-349
Operating profit/loss before exceptional items	**968**	**23**	**-75**	**-**	**-**	**916**
Profit on disposals	675	-	-	-	-	675
Other exceptional items	-400	-307	-	-	-	-707
Operating profit/loss	**1 243**	**-284**	**-75**	**-**	**-**	**884**
Provisions and write down of financial investments	-	-	-	-	-	-
Net financial items	-730	-8	-	198	270	-270
Profit/loss before tax	**513**	**-292**	**-75**	**198**	**270**	**614**

Proforma Balance Sheet

31 December 2000

Amounts in NOK millions	Kvaerner's Published Accounts	Aker Maritime Oil and Gas Business	Fair value adjustment and goodwill	New equity	Debt	Proforma
Intangible fixed assets	3 304	2 029	1 480	-	-	6 813
Tangible fixed assets	4 786	612	-	-	-	5 398
Long-term financial assets	5 652	82	-	-	-	5 734
Interest-bearing long-term receivables	1 451	5	-	-	-	1 456
Current operating assets	15 235	2 558	-	-	-	17 793
Short-term share investments	14	-	-	-	-	14
Interest-bearing receivables	355	1	-	-	-	356
Cash and bank deposits	1 859	473	-	3 300	-	5 632
Total assets	**32 656**	**5 760**	**1 480**	**3 300**	**-**	**43 196**
Equity	7 249	1 219	1 480	3 300	-	13 248
Minority interests	90	2	-	-	-	92
Subordinated debt	-	-	-	-	4 500	4 500
Deferred tax	1 244	245	-	-	-	1 489
Other long-term liabilities	872	249	-	-	-	1 121
Interest-bearing long-term debt	8 258	1 495	-	-	- 3 912	5 841
Current operating liabilities	14 108	2 247	-	-	-	16 355
Interest-bearing current liabilities	835	303	-	-	- 588	550
Total liabilities and equity	**32 656**	**5 760**	**1 480**	**3 300**	**-**	**43 196**
Net interest bearing items	**-5 428**	**-1 319**	**-**	**3 300**	**4 500**	**1 053**
Equity and subord. debt / total assets	**22 %**	**21 %**				**41 %**
Borrowings / equity and subord. debt	**124 %**	**147 %**				**36 %**

Note 2 ☐ Significant transactions

2.1 Acquisitions and disposals

The following acquistions and disposals have been completed since 1 January 2000.
All acquistions have been accounted for in accordance with the acquisition method.

Acquisitons:

2002

Merger with former Aker Maritime Oil and Gas Business (March)

2001

Enercon Engineering Inc, U.S. (May)
Deep water field development and engineering

2000

There were no material acquisitions in 2000.

Disposals:

2002

- E&C: Heurtey (September)
- E&C: South Africa (December)
- Shipbuilding: Kvaerner Warnow Werft (December), amalgamation with Aker MTW whereby Aker Kvaerner received 40% of the combined entity Aker Ostsee

Total cash proceeds NOK 0.0 billion

2001

- Oil & Gas: Hydrocarbons (November)
- E&C: Process Technology (November)
- Pulp & Paper: Recycling and Dewatering (November)

Total cash proceeds NOK 1.0 billion

2000

- Shipbuilding - Florø, Leirvik, Mandal, Fjellstrand, Omastrand, Vyborg, Kimek, Fjellstand Singapore (January/July)
- Kvaerner Energy, Thermal Power (March)
- Cleveland Bridge (May)
- Baltic Exchange (September, cash received in January 2001)
- Kvaerner Construction (November)

Total cash proceeds NOK 4.3 billion

2.2 Related party transactions

Aker Maritime ASA owns 49.9% of the share capital of Kværner ASA, and can therefore exert significant influence on both the strategy and operational choices of the Aker Kvaerner Group. As Aker Maritime ASA itself is controlled by Aker RGI ASA and its owner Kjell Inge Røkke, it is considered that all entities controlled by Kjell Inge Røkke are related parties with regard to the Aker Kvaerner Group.

In keeping with recommended accounting practice, information regarding related party transactions, benefits and agreements should be disclosed where such information would assist users of the financial statements in their understanding of the activities of the Group. In 2002 there were three such transactions with related parties, the details of which are as follows:

Merger with Aker Maritime's Oil and Gas Business

As described in the New Financial and Industrial Plan for the Aker Kvaerner Group, Aker Maritime's Oil and Gas Business was merged with Kvaerner's Oil & Gas business area. The aim was to form a strong new player within the petroleum industry with clear potential for international growth. The businesses compliment one another, both in terms of technology and products, operations and maintenance. The businesses which were transferred were valued at NOK 3.6 billion, of which Kvaerner undertook to repay or refinance net interest-bearing borrowings of NOK 800 million. Aker Maritime received as compensation 350 000 000 Consideration Shares. The merger took place on 8 March 2002.

Proforma combined financial statements are disclosed in note 1, and the merger is described in further detail in the prospectus issued 5 January 2002.

Aker Kvaerner Yards AS

Aker Kvaerner and Aker RGI Holding entered into an agreement in February 2002 to establish a joint company, Aker Kværner Yards AS, to manage the two Groups' shipbuilding businesses. The new company is owned equally by Kværner ASA and Aker RGI Holding ASA. The company has a limited staff and costs are shared between the yards. Leif-Arne Langøy lead the company until 4 February 2003 when Karl Erik Kjelstad took over and Aker Kvaerner's CEO, Helge Lund, is chairman. In total, Aker Kvaerner and Aker RGI have 12 shipyards in Europe, together with one in the USA and one in Brazil. Together the shipyards have 13,500 employees and a turnover of approximately NOK 20 billion.

The management company coordinates the operations of the shipyards and works to identify and realise synergies. By collecting resources under common management, possibilities are opened for the effective use of capacity and the strengthening of leadership within shipbuilding at a Group level in Aker Kvaerner. It is expected that synergies will be realised both in the development of technology and competencies, increased market strength and reduced supplier costs. The establishment of the management company has no effect on the legal and financial structure of the shipyards.

Amalgamation of German shipyards

After lengthy preparations, Aker Kvaerner and Aker RGI entered into an agreement in October 2002 to establish joint ownership for their respective wholly-owned shipyards Kvaerner Warnow Werft (KWW) and Aker MTW (AMTW) in Germany. A common management group for the yards already existed and the amalgamation is a natural step to attain effective use of capacity and to realise synergies. In November the new entity received a contract to build six new container ships, of which four and two ships will be built by AMTW and KWW respectively.

The ownership structure (Aker RGI 60%, Aker Kvaerner 40%) was decided according to negotiations between the two parties. Aker Kvaerner has obtained fairness opinions from both Orkla Enskilda Securities and DnB Markets which confirm the agreed ownership structure and due diligence exercises have been carried out at both shipyards. The agreement has been approved by both the German authorities and the credit institutions which have outstanding loans to Aker Yards and Aker Kvaerner. The chairman of Aker Kvaerner, who also controls Aker RGI, has not participated in Aker Kvaerner's conduct of the amalgamation between the German shipyards.

Aker Kvaerner has, with effect from December 2002, accounted for the investment in the German shipyards under the equity method. The amalgamation itself has no accounting effect for Aker Kvaerner. All matters with regard to the presently unresolved European Union subsidies issue between Aker Kvaerner and the EU will continue to be the direct concern of Aker Kvaerner alone.

Note 3 □ Shareholders' equity

Amounts in NOK millions	Number of shares	Capital paid in	Net profit(+)/ loss(-)	Translation differences	Total
1 January 2000	60 977 090	3 510	1 758	-859	4 409
Net profit	-	-	361	-	361
New share capital	45 656 826	2 588	-	-	2 588
Translation differences	-	-	-	-109	-109
31 December 2000	**106 633 916**	**6 098**	**2 119**	**-968**	**7 249**
Net profit	-	-	-4 951	-	-4 951
New share capital	-	-	-	-	0
Translation differences	-	-	-	-380	-380
31 December 2001	**106 633 916**	**6 098**	**-2 832**	**-1 348**	**1 918**
Net profit	-	-	875	-	875
Directed Offering 8 January 2002	250 000 000	2 000	-	-	2 000
Rights Offering 8 February 2002	187 500 000	1 500	-	-	1 500
Merger 8 March 2002	350 000 000	2 800	-	-	2 800
Issue costs	-	-200	-	-	-200
Translation differences	-	-	-	-539	-539
31 December 2002	**894 133 916**	**12 198**	**-1 957**	**- 1 887**	**8 354**

	2002	2001	2000
Number of shares at year-end	894 133 916	106 633 916	106 633 916
Average number of shares [1)]	805 264 053	106 633 916	83 735 536

1) As a consequence of the merger of A and B share classes in October 2000, holders of A-shares were offered one new share for every five A-shares currently held. In order to prevent a deterioration in value, the shares were offered to existing owners of A-shares at face value (NOK 12.50). Approximately 14.3 million shares were issued as a result. The number of shares in the table has been adjusted for the dilution effect caused by this offer.

An extraordinary shareholders' meeting on 19 December 2001 approved a refinancing plan that lead to an increase in equity of NOK 6.3 billion by means of issuing new shares, see note 1.

Note 4 ☐ Segment information

4.1 Business areas

Amounts in NOK millions	Operating revenues	Depreci-ation	Operating profit	Profit before tax	Invest-ments in fixed assets	Net short-term operating assets	Net long-term operating assets [1]	Net operating assets
For 2002								
Oil & Gas	20 104	447	466	215	326	97	4 252	4 349
E&C	10 537	118	- 336	- 303	23	- 106	954	848
Pulp & Paper	3 412	104	- 140	6	41	-	565	565
Shipbuilding	9 459	177	530	412	187	1 278	975	2 253
Other activities	1 070	39	- 93	613	24	- 634	2 883	2 249
Total before exceptionals	**44 582**	**885**	**427**	**943**	**601**	**635**	**9 629**	**10 264**
Exceptional items [2]	-	-	124	124	-	-	-	-
Eliminations	- 939	-	-	-	-	-	-	-
Total	**43 643**	**885**	**551**	**1 067**	**601**	**635**	**9 629**	**10 264**

Net profit on investments	- 95
Net interest and foreign exchange gain	611
Profit before tax	**1 067**

Investments	1 496
Net borrowings	613
Subordinated debt	-3 901
Net assets	8 472
Dividends	-
Shareholders' equity incl. minority interests	**8 472**

1) Net long-term operating assets include deferred tax asset and pension prepayment of NOK 855 million and NOK 2 461 million respectively.

2) The exceptional items include sales gains of NOK 115 million and net exceptional income of NOK 9 million. See table below.

Special and exceptional items:

The table below shows the split of the ordinary result before net financial items, tax and amortisation of goodwill (ordinary EBITA) between business areas. In the calculation of ordinary EBITA, certain special and exceptional items are excluded where important for the understanding of the financial statements. These items are not extraordinary postings.

Amounts in NOK millions	*Note*	Oil & Gas	E&C	Pulp & Paper	Shipbuilding	Other	Total
Ordinary EBITA		**647**	**25**	**-97**	**530**	**-90**	**1 015**
Special operating costs [1]			-292	-	-	-	-292
Amortisation of goodwill	11	-181	-69	-43	-	-3	-296
Operating profit(+) / loss(-) before except. items		**466**	**-336**	**-140**	**530**	**-93**	**427**
Exceptional items:							
Profit on disposals [2]		106	-16	25	-	-	115
Restructuring costs		-24	-118	-38	-	-18	-198
Provisions for onerous leases/write downs		-56	-70	-35	-	-127	-288
EU refund [3]		-	-	-	495	-	495
Operating profit(+) / loss (-)		**492**	**-540**	**-188**	**1 025**	**-238**	**551**

1) NOK 292 million of costs related to the Cal Energy, Coastal and polypropylene projects were charged against the operating result for the year.

2) The most significant profit on disposals relates to the release of NOK 106 million provision regarding the sale of Hydrocarbons and Kvaerner Process Technology.

3) Refund from the EU of NOK 495 million following Aker Kvaerner's appeal to the European Court regarding the breach of production limits at Kvaerner Warnow Yard.

Amounts in NOK millions	Operating revenues	Depreci-ation	Operating profit	Profit before tax	Invest-ments in fixed assets	Net short-term operating assets	Net long-term operating assets [1]	Net operating assets
For 2001								
Oil & Gas	11 453	227	350	268	86	37	1 000	1 037
E&C	16 744	171	- 747	- 700	57	- 309	1 266	957
Pulp & Paper	4 867	123	- 100	56	51	151	753	904
Shipbuilding	11 611	196	85	- 126	146	1 435	1 690	3 125
Other activities	1 176	68	- 343	- 745	28	-1 717	3 119	1 402
Total before exceptionals	**45 851**	**785**	**- 755**	**-1 247**	**368**	**- 403**	**7 828**	**7 425**
Exceptional items/write downs [2]	-	-	-2 082	-3 714	-	-	-	-
Eliminations	- 840	-	-	-	-	-	-	-
Total	**45 011**	**785**	**-2 837**	**-4 961**	**368**	**- 403**	**7 828**	**7 425**

Net profit on investments	-1 676
Net interest and foreign exchange gain	- 448
Profit before tax	**-4 961**

Investments	883
Net borrowings	-6 307
Net assets	2 001
Dividends	-
Shareholders' equity incl. minority interests	**2 001**

1) Net long-term operating assets include deferred tax asset and pension prepayment of NOK 769 million and NOK 2 874 million respectively.

2) The exceptional items/write down include sales gains of NOK 285 million (note 2.1), exceptional expenses of NOK 2 367 million and write down/provision related to financial investments of NOK 1 632 million. See also note 19 "Investments".

Amounts in NOK millions	Operating revenues	Depreci-ation	Operating profit	Profit before tax	Invest-ments in fixed assets	Net short-term operating assets	Net long-term operating assets [1]	Net operating assets
For 2000								
Oil & Gas	11 304	282	148	17	51	- 285	1 026	741
E&C	16 407	193	508	594	62	- 997	1 804	807
Pulp & Paper [2]	5 175	123	183	313	29	- 258	858	600
Shipbuilding	9 815	209	32	- 102	344	3 124	1 907	5 031
Construction	10 207	153	171	139	92	-	-	-
Other activities	2 304	93	- 74	- 723	37	- 457	4 866	4 409
Total before exceptionals	**55 212**	**1 053**	**968**	**238**	**615**	**1 127**	**10 461**	**11 588**
Exceptional items [3]	-	-	275	275	-	-	-	-
Eliminations	- 740	-	-	-	-	-	-	-
Total	**54 472**	**1 053**	**1 243**	**513**	**615**	**1 127**	**10 461**	**11 588**

Net profit on investments	- 49
Net interest and foreign exchange gain	- 681
Profit before tax	**513**

Investments	1 179
Net borrowings	-5 428
Net assets	7 339
Dividends	-
Shareholders' equity incl. minority interests	**7 339**

1) Net long-term operating assets include deferred tax asset and pension prepayment of NOK 1 012 million and NOK 4 487 million respectively.

2) The Pulp & Paper operating profit includes an amount of NOK 122 million representing reimbursement of surplus funds from the Swedish Pension Institute, SPP.

3) The exceptional items include sales gains of NOK 675 million (note 2.1) and exceptional expenses of NOK 400 million.

4.2 Geographic segments

The table below is based upon the location of Group operations

Amounts in NOK millions	Norway	United Kingdom	Rest of Europe	Rest of world	Aker Kvaerner Group
For 2002					
Total operating revenues	13 640	6 357	14 281	15 296	49 574
Sales to Group companies	2 397	1 096	1 093	1 345	5 931
Sales to external customers	**11 243**	**5 261**	**13 188**	**13 951**	**43 643**
Operating profit(+) / loss(-)	56	98	867	- 470	551
Profit(+) / loss(-) before tax	465	381	736	- 515	1 067
Net operating assets	3 567	3 060	1 819	1 818	10 264
For 2001					
Total operating revenues	6 024	6 967	18 105	17 489	48 585
Sales to Group companies	516	1 079	781	1 198	3 574
Sales to external customers	**5 508**	**5 888**	**17 324**	**16 291**	**45 011**
Operating profit(+) / loss(-)	89	-1 376	- 210	-1 340	-2 837
Profit(+) / loss(-) before tax	-1 639	-1 353	- 347	-1 622	-4 961
Net operating assets	- 646	3 402	3 336	1 333	7 425
For 2000					
Total operating revenues	7 319	18 915	15 452	17 917	59 603
Sales to Group companies	591	2 466	600	1 474	5 131
Sales to external customers	**6 728**	**16 449**	**14 852**	**16 443**	**54 472**
Operating profit(+) / loss(-)	615	449	66	113	1 243
Profit(+) / loss(-) before tax	- 99	336	17	259	513
Net operating assets	2 702	2 958	4 623	1 305	11 588

4.3 Markets

The table below is based upon customer location

Amounts in NOK millions	2002	2001	2000
Operating revenues:			
Norway	11 679	4 974	6 697
United Kingdom	5 015	5 023	13 621
EU - other	6 514	6 937	6 773
Europe - other	157	203	359
USA/Canada	14 588	19 239	15 815
Asia	2 485	4 219	5 355
World - other	3 205	4 416	5 852
Group total	**43 643**	**45 011**	**54 472**

4.4 Order intake / order reserve

Amounts in NOK millions	Order intake 2002	2001	2000	Order reserve 2002	2001	2000
Oil & Gas	25 326	13 007	12 394	19 644	9 179	8 969
E&C	7 661	15 584	17 159	5 208	10 256	12 052
Pulp & Paper	3 134	3 416	4 786	1 443	1 882	3 533
Shipbuilding	5 744	2 731	20 092	7 749	14 792	24 548
Other activities	727	583	9 478	646	554	2 563
Total	**42 592**	**35 321**	**63 909**	**34 690**	**36 663**	**51 665**
Group total (after eliminations)	**42 107**	**34 888**	**63 301**	**34 580**	**36 584**	**51 122**

Order Reserve

In the ordinary course of business, the Group enters into delivery commitments prior to commencement of production. The order reserve as at 31 December 2002 amounted to NOK 34.6 billion. NOK 1.1 billion related to certain major contracts which were not expected to yield any profit, while expected losses on such contracts have been charged to operations in 2002 based on best estimates at the time losses were identified.

Kvaerner Warnow Werft/Aker Ostsee

In December 2002 Kvaerner Warnow Werft was sold and Aker Kvaerner has 40% ownership of the merged company Aker Ostsee (see notes 2.1 and 2.2). Aker Ostsee had an order reserve of NOK 4 454 million as of 31 December 2002. This order backlog is not included in the figures above.

In the table above Kvaerner Warnow Werft is included with an order intake of NOK 1 802 million in 2001 and NOK 1 799 million in 2000 and an order reserve of NOK 1 406 million in 2001 and NOK 1 880 million in 2000.

Note 5 □ Net operating assets

Amounts in NOK millions	Note	2002	2001	2000
Non-interest-bearing short-term receivables	6	11 932	13 921	14 746
Stocks and development properties	7	668	569	489
Other current operating liabilities	8	-11 965	-14 893	-14 108
Net short-term operating assets (+)/liabilities (-)		**635**	**- 403**	**1 127**
Pension prepayment	17	2 461	2 874	4 487
Deferred tax assets	12	855	769	1 012
Goodwill, etc	10, 11	4 649	1 931	2 292
Tangible fixed assets	10	3 440	4 053	4 786
Pension liability	17	- 599	- 510	- 614
Non-interest-bearing long-term liabilities		- 245	- 239	- 258
Deferred tax liabilities	12	- 932	-1 050	-1 244
Net long-term operating assets		**9 629**	**7 828**	**10 461**
Net operating assets		**10 264**	**7 425**	**11 588**

Note 6 □ Non-interest-bearing short-term receivables

Amounts in NOK millions	2002	2001	2000
Trade debtors [1]	4 951	4 777	6 238
Other receivables [1]	1 756	2 140	2 137
Amounts recoverable on work in progress [2]	5 216	6 949	6 267
Advances to suppliers	9	55	104
Non interest-bearing short-term receivables	**11 932**	**13 921**	**14 746**

1) Includes NOK 117 million of trade debtors falling due after one year (NOK 246 million in 2001; NOK 494 million in 2000), NOK 146 million of other receivables falling due after one year and retained customer payments, due to be released at the end of the appropriate warranty periods.

2) At 31 December 2002, Aker Kvaerner was engaged in contracts with an estimated total value of NOK 85.1 billion, of which work to a value of NOK 50.5 billion had already been recognised with accumulated contract cost of NOK 50 billion and a gross contract margin of NOK 485 million, leaving a future work load (order backlog) of NOK 34.6 billion. In respect of the work already performed (NOK 50.5 billion), cash of NOK 45.3 billion has been received, resulting in outstanding amounts recoverable on contracts of NOK 5.2 billion. Receivables where payment is withheld by customer based on non-fulfilled contract obligations amounted to NOK 248 million. Advance payments, relating to the future work load, have been received from customers amounting to NOK 1.7 billion (see note 8).

For some of its shipbuilding contracts Aker Kvaerner has entered into securitisation arrangements under which the accrued receivable from the client is sold to a third party, without recourse to Aker Kvaerner with respect to the customer's ability to meet their obligations at delivery of the ships. The amount received under such arrangements are deducted from the recognised amount recoverable on the contracts. Such arrangements for earlier payments result in the amount received being reduced compared to the original face value of the shipbuilding contract. This reduction is classified as reduced operating revenue in the profit and loss account.

At 31 December 2002, there was a draw down on the securitisation arrangements of NOK 851 million (NOK 0 million in 2001; NOK 700 million in 2000).

Note 7 ☐ Stocks and development properties

Amounts in NOK millions	2002	2001	2000
Development properties	3	4	24
Stock of raw materials	376	284	255
Stock of finished goods	289	281	210
Stocks and development properties	**668**	**569**	**489**

Note 8 ☐ Other current operating liabilities

Amounts in NOK millions	2002	2001	2000
Tax payable	105	87	189
Trade creditors	2 799	3 073	3 193
Advances from customers	1 684	2 040	2 808
Accrued operating and financial costs	3 017	4 447	3 308
Provisions	2 694	3 663	3 037
Other current liabilities	1 666	1 583	1 573
Other current operating liabilities	**11 965**	**14 893**	**14 108**

Note 9 ☐ Provisions

Amounts in NOK millions	Balance 31 Dec 2001	Charged operations	Charged exceptional items	Utilised / reallocated/ translation effects	Balance 31 Dec 2002
Contract losses	1 208	612	-	-1 313	507
Warranties	518	175	-	- 123	570
Restructuring provisions	1 034	13	486	- 556	977
Litigation/claims	648	33	-	- 223	458
Other	255	-4	-	- 69	182
Provisions & contingencies	**3 663**	**829**	**486**	**-2 284**	**2 694**

Note 10 □ Tangible fixed assets

Amounts in NOK millions	Machinery and equipment	Buildings and quay works	Construction in progress	Land	Houses and sites	Total	Goodwill etc.
Accumulated value as at 1 January 2002							
Historical cost	5 051	3 722	79	363	349	9 564	3 727
Depreciation	-3 533	-1 253	- 10	- 19	- 124	-4 939	-1 712
Write-downs	- 191	- 362	-	- 19	-	- 572	- 84
Book value as at 1 January 2002	**1 327**	**2 107**	**69**	**325**	**225**	**4 053**	**1 931**
Additions related to the merger	249	211	13	31	11	515	3 367
Book value after merger additions	**1 576**	**2 318**	**82**	**356**	**236**	**4 568**	**5 298**
Additions (historical cost)	410	61	102	24	4	601	-
Disposals (historical cost)	- 905	- 747	- 7	2	- 42	-1 699	- 52
Disposals (acc. depreciation)	777	275	-	3	7	1 062	-
Depreciation	- 473	- 101	9	- 3	- 21	- 589	- 296
Translation differences	- 208	- 181	- 13	- 50	- 51	- 503	- 301
Book value as at 31 December 2002	**1 177**	**1 625**	**173**	**332**	**133**	**3 440**	**4 649**
Of which capitalised leases		**129**				**129**	

Depreciation

Assets are written-down on a straight-line basis over their anticipated lives, as follows:

Machinery & Equipment	3 - 15 years
Buildings and quay works	3 - 50 years
Houses, sites and land	over the life of the lease
Patents & goodwill	up to 20 years

Intangible assets

The acquisition of a company is based, inter alia, upon the strategic fit and anticipated profitability of that company, over a long time-scale. As such it is Aker Kvaerner's policy to amortise the goodwill arising on acquisition over the expected economic life of the acquisition, subject to a maximum of 20 years.

Research and Development costs

Most of the research & development work in Aker Kvaerner is related to ongoing contracts and the costs are expensed as contract costs. Separate research and development costs of approximately NOK 190 million (of which NOK 45 million was paid by customers) have been expensed during the year because it is not possible to identify and quantify the future revenues that are directly linked to these costs. No research & development costs were capitalised in 2002.

Leasing contracts

Annual rent due to operating lease contracts amounts to :

Amounts in NOK millions	Properties	Other
Contracts due within one year	34	21
Contracts running for one to five years	118	66
Contracts running for more than five years	181	-
Total	**333**	**87**

Note 11 □ Goodwill by business area

		Goodwill amortisation			Book value		
Amounts in NOK millions	*Note*	2002	2001	2000	2002	2001	2000
Oil & Gas		181	24	28	3 365	316	227
E&C		69	90	93	852	1 083	1 418
Pulp & Paper		43	52	52	399	488	561
Other activities		3	3	7	33	44	86
Total	*10*	**296**	**169**	**180**	**4 649**	**1 931**	**2 292**

Note 12 ☐ Tax

Amounts in NOK millions	2002	2001	2000
Tax payable			
Norway	-2	20	1
Other countries	242	50	158
Total tax payable	**240**	**70**	**159**
Deferred tax			
Norway	-149	- 8	1
Other countries	99	- 62	- 16
Total deferred tax	**- 50**	**- 70**	**- 15**
Total tax charge	**190**	**-**	**144**
Deferred tax assets regarding losses carried forward and pension liabilities	**855**	**769**	**1 012**
Deferred tax liabilities			
Short-term items	739	80	424
Long-term items	889	1 331	1 496
Loss carried forward	-696	- 361	- 676
Deferred tax liabilities	**932**	**1 050**	**1 244**

The deferred tax asset relates to the tax positions in the United Kingdom and in Norway and can be utilised against future taxable results.

Gross losses to be brought forward in the UK amount to GBP 178 million. Further, an amount of GBP 198 million of advance corporation tax is available for deduction in future tax payable.

The total tax loss arising in Norway is NOK 5 279 million, NOK 1 369 million expires in 2007, NOK 819 million in 2008, NOK 784 million in 2009, NOK 613 million in 2010, NOK 590 million in 2011 and NOK 1 104 million in 2012. NOK 2 425 million of this tax loss is used to offset the deferred tax liability in Norway and NOK 736 million is included in the calculation of the deferred tax asset. The recording of this deferred tax asset reduces the Group's total tax charge and is based on the expectation of increased profits in the Norwegian business.

Note 13 ☐ Government grants

In 1997, Kvaerner acquired a former naval shipyard in Philadelphia.

Funds required to support Kvaerner Philadelphia Shipyard, Inc.'s (KPSI) development have been provided by various public sources with total subsidies of USD 400 million. As at year-end 2002 USD 361 million of the total funds have been utilised.

KPSI could also apply for a USD 20 million loan from the Pennsylvania Industrial Development Authority at 3.75 per cent interest rate with principal payment beginning in the third year of the loan term and for a USD 10 million loan from the Philadelphia Industrial Development Corporation at 3.75 per cent interest rate for 15 years. As of 31 December 2002, the two loans have been fully utilised.

Aker Kvaerner, in turn, has agreed to perform the following: (i) to design and build a world class, state of the art shipyard in accordance with agreed functional requirements, (ii) to make capital improvements of USD 15 million during 2001 - 2004 (transition period) and to make further capital improvements or other investments to the benefit of the yard equal to the level of annual depreciation in the facility from 2005 -2014 (initial operating period), (iii) to train and employ not less than an annual average of 700 employees during the last 30 months of the transition period and not less than 500 employees during the initial operating period, and (iv) to implement a business plan calling for the construction of up to nine ships through 2004, with Aker Kvaerner to purchase, at its cost of materials, the first two ships constructed at the yard to the extent they are not purchased by commercial buyers. A contract was signed 30 December 2002 confirming a commercial buyer for the first two ships.

Note 14 □ Contingent Events

Legal proceedings

With its extensive worldwide operations, the Aker Kvaerner Group companies are in the course of its activities involved in numerous legal disputes. Provisions have been made to cover the expected outcome of the disputes to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcome of these cases will always be subject to uncertainties and resulting liabilities may exceed booked provisions. The most important contingencies are considered to be:

Warnow

The European Commission judged in 2000 that Kvaerner should pay a penalty of DM 116.6 million, including interest, for alleged breach of production limitations in 1997 and 1998. The amount was paid and charged as an expense the same year. In February 2002 Aker Kvaerner won its appeal in the EU Court of Law, and a repayment of 65 million EUR (including interest) was received in May 2002. The repayment has been entered as income under exceptional items. The EU Commission has lodged an appeal and a judgement is expected late 2003 or early 2004.

Furthermore, the European Commission has opened formal proceedings to examine whether Kvaerner Warnow Werft (KWW) received approximately DM 120 million in excess subsidies from German authorities in connection with the privatisation of the shipyard in 1992 and, if so, to what extent Aker Kvaerner can be required to repay any such subsidies with interest. Aker Kvaerner is of the opinion that all subsidies granted to cover losses during the restructuring period were utilised in accordance with provisions duly notified to and approved by the European Commission and that no repayment can be justified. No provision is held against the outcome of this potential exposure.

Following the merger of KWW and Aker MTW, it has been agreed that the outcome of the cases with the EU regarding subsidies will continue to be Aker Kvaerner's sole financial responsibility.

Finnish tax dispute

The Finnish tax office has disallowed a loss of FIM 360 million, claimed by Kvaerner Pulping in 1997, to be deducted from taxable income. Kvaerner has disputed the decision and the administrative tribunal of the Finnish tax authorities rendered an unanimous decision in Kvaerner's favour in December 2000. The Finnish tax authorities have lodged an appeal against this decision, which is to be heard by a higher Court. It could take four years before a verdict is reached.

Advance Agro

Kvaerner Pulping Oy have supplied power boilers to Advance Agro ("AA") and its affiliate, Thai Power Supply ("TPS"). In 1996, the customers called guarantees and the last instalments of the contract price were withheld. Kvaerner commenced arbitration proceedings in 1998 to recover these and other amounts (approximately USD 5 million, including interest). The clients counterclaimed USD 245 million plus costs, including consequential losses. In September 2001 a decision was made against Kvaerner in respect of its own claims and on its liability to AA. A decision on the extent of liability or on the TPS claims is not likely before March 2003 at the earliest. Liability is capped in each contract at USD 14 million and consequential losses are excluded in the contract. The decision of the arbitrators did not address the limitation of damages provided in the contract. An appeal has been filed in the Singapore courts.

Asbestos Claims

Various Aker Kvaerner Group companies have been named as defendants in asbestos related cases in the US. These cases generally stem from allegations that the plaintiffs were exposed to asbestos while in facilities that Aker Kvaerner either constructed or modified. Aker Kvaerner, typically alongside many additional defendants, has been named in approximately 1 400 cases currently pending and is defending each both as to legal liability and factual exposure. Claims are not usually quantified in the complaints.

IPSCO

Aker Kvaerner has claimed USD 14 million for cost savings and bonus payments on a Project Management Agreement for the design and construction of a plate steel facility. IPSCO claims Aker Kvaerner is responsible for project cost overruns and penalties of up to USD 66 million. Aker Kvaerner denies responsibility for these claims. A hearing will be held, at the earliest, in the second half of 2003. IPSCO and Aker Kvaerner have filed a claim of USD 32.5 million against sub-contractors and arbitration is scheduled for May 2003.

Equatorial Tonopah

Kvaerner performed a feasibility study in 1998 for a copper facility in Nevada and then performed the detailed design and construction of the project on a lump sum basis for Equatorial Mining ("EM"). EM filed a suit against Kvaerner in April 2001 for USD 145 million, claiming the copper grade did not meet specification. Kvaerner disclaims responsibility. EM also drew a USD 4.3 million letter of credit in November 2001. Kvaerner has filed for arbitration seeking the contract balance of more than USD 9 million and repayment of letter of credit and filed liens on EM property to secure that payment. The case is expected to be heard in April 2003.

Other uncertainties

Project risks and uncertainties

The Aker Kvaerner Group's operations are subject to long term contracts, many of which are fixed-price, turnkey contracts that are awarded on a competitive bidding basis. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realised from the applicable project. Where a project is identified as loss making, forward loss provisions are made using the best available information.

Valhall

The planned installation of the foundation to the water injection platform at the Valhall field was interrupted as the pilings could not be driven deep enough into the sea bed. The investigation to identify the reason for the installation problem is not yet complete. An agreement has been reached with the client regarding repairs and installation is now expected in July 2003. The project is insured and Aker Kvaerner does not expect significant negative financial effects for the Group.

Sea Launch

Including the test launch in 1999, eight successful launches have been conducted, six of these after a rocket and its payload was lost over the Pacific Ocean in March 2000. Last year was difficult for the commercial space industry and Sea Launch only carried out one launch. Sea Launch now has an order reserve of 10 launches.

Following write-downs of USD 171 million in 1998 and the third quarter of 2001, including all the equity invested, the investments in Sea Launch comprise of loans from Aker Kvaerner to Sea Launch of USD 49 million. These loans are mainly interest-bearing, but it has been deemed prudent not to accrue interest in Aker Kvaerner's accounts. Aker Kvaerner has also guaranteed USD 191 million of loans to Sea Launch from third parties (USD 162 million) and advance payments from clients relating to ongoing contracts (USD 29 million).

Repayment of the loans depends on positive results/cash-flows in the Sea Launch company which in turn are dependent on the number of launches achieved and market development.

Indah Kiat

Kvaerner Pulping Oy (KPOY) has long term outstanding receivables (NOK 190 million) in the form of Promissory Notes from its client, Asia Pulp & Paper (APP), related to the Indah Kiat contract. APP is experiencing financial difficulties and is seeking to negotiate with its creditors. KPOY holds what it believes to be a sufficient reserves against default.

Romania

Aker Kvaerner acquired the mechanical workshop operations in Romania in the autumn of 1998. The results to date have been disappointing, but major changes/restructuring efforts were initiated in 2000 and are ongoing. A provision was taken in 2001 but uncertainty remains connected to the performance of the Romanian investment.

Note 15 ☐ Salaries , wages and social security costs

Amounts in NOK millions	2002	2001	2000
Salaries and wages including holiday allowance	9 973	9 244	9 312
Social security tax / National insurance contributions	1 353	1 049	1 110
Pension costs	585	332	203
Other employee costs	625	814	606
Salaries, wages and social security costs	**12 536**	**11 439**	**11 231**

Note 16 ☐ Number of employees

	2002	2001	2000
Oil & Gas	16 755	8 675	9 260
E&C	6 014	7 638	7 185
Pulp & Paper	2 173	2 210	2 257
Shipbuilding	5 326	6 706	6 139
Other activities	2 595	2 825	3 364
Total Aker Kvaerner employees	**32 863**	**28 054**	**28 205**
Total agency	4 308	5 685	4 987
Group total	**37 171**	**33 739**	**33 192**
Employees in Norway	12 711	5 160	5 052
Employees in other countries	24 460	28 579	28 140

After the merger of the Oil & Gas Businesses of Kvaerner and Aker Maritime on 8 March 2002, 7 627 new employees entered the Group.

Note 17 □ Pension cost and liabilities

Most Group companies have retirement benefit plans that give the employees a right to future benefits (defined benefits plans). The number of employees that are covered by such plans is 19 369 active and 40 199 others.

Normally, retirement benefits are based on the number of years of service and the expected salary upon retirement. Retirement plans are either organised by independent pension funds, through insurance companies, in collective co-operations or directly by the company. Contributions to the pension funds are made in accordance with local laws and accounting rules based on standard actuarial assumptions in the applicable country. Some foreign subsidiaries have retirement plans where the employer only contributes an agreed amount that is separately administered (defined contribution plan) or contributes to retirement plans that are co-ordinated with other employees (multi-employer plan).

The book value of the pension asset includes an unrecognised loss of NOK 5.2 billion. The portion of this loss beyond 10% of the total pension scheme will be amortised over the profit & loss account over a period of approximately 10 years based on the situation at the end of every year. Based on the situation at the end of 2002, it is estimated that NOK 358 million will have to be charged to the profit & loss for 2003.

The plan assets are mainly invested in bonds and market listed shares.

Net periodic pension cost/return (-)

Amounts in NOK millions	2002	2001	2000
Defined benefit plans:			
Service cost	379	437	388
Interest on projected benefit obligation	1 159	1 140	1 168
Expected return on plan assets	-1 283	-1 586	-1 651
Net amortisations and deferrals	- 16	48	- 5
Net pension cost	**239**	**39**	**- 100**
Defined contribution plans	346	293	303
Net periodic pension cost	**585**	**332[1)]**	**203**

1) In addition to this a write down of NOK 1.6 billion of the pension asset, following a decrease in the value of the equity investments of the fund, is reported under exceptional items in the profit and loss statement in 2001.

Status of pension plans reconciled with the balance sheet

	Funded sheme			Unfunded sheme			Total		
Amounts in NOK millions	2002	2001	2000	2002	2001	2000	2002	2001	2000
Defined benefit plans:									
Accumulated benefit obligation (ABO)	16 976	16 265	17 328	475	350	366	17 451	16 615	17 694
Effect of projected future compensation levels	447	137	647	121	35	28	568	172	675
Projected benefit obligation (PBO)	**17 423**	**16 402**	**17 975**	**596**	**385**	**394**	**18 019**	**16 787**	**18 369**
Plan assets at fair value	14 634	18 174	21 922	-	-	-	14 634	18 174	21 922
Plan assets in excess of (+)/less (-) that PBO	**-2 789**	**1 772**	**3 947**	**- 596**	**- 385**	**- 394**	**-3 385**	**1 387**	**3 553**
Unrecognised net gain (-)/loss (+)	5 169	966	361	78	11	- 41	5 247	977	320
Net prepaid pension (+)/accrued pension liability (-)	**2 380**	**2 738**	**4 308**	**- 518**	**- 374**	**- 435**	**1 862**	**2 364**	**3 873**
Pension prepayment	**2 461**	**2 874**	**4 487**	**-**	**-**	**-**	**2 461**	**2 874**	**4 487**
Accrued pension liability	**- 81**	**- 136**	**- 179**	**- 518**	**- 374**	**- 435**	**- 599**	**- 510**	**- 614**
Economic assumptions									
Discount rate	6-7%	6.5-7%	6.5-7%	5-7%	5.5-7%	5.5-7%	5-7%	5.5-7%	5.5-7%
Asset return	7-8%	7.5-8%	7.5-8%	-	-	-	7-8%	7.5-8%	7.5-8%
Salary progression	3.3-3.8%	3.3-4%	3.3-4,5%	2-3.3%	3.3%	3.3%	2-3.6%	3.3-4%	3.3-4.5%
Pension indexation	2.5%	2.5%	2.5-3%	2-2.5%	1.5-2.5%	2.5%	2-2.5%	1.5-2.5%	2.5-3%
Employee turnover age < 50 years	5-7.5%	5-7.5%	5-8.5%	7.5%	7.5%	8.5%	5-7.5%	5-7.5%	5-8.5%
Employee turnover age > 50 years	2-5%	2-5%	2-5%	2%	2%	2%	2-5%	2-5%	2-5%

Note 18 □ Net financial items

Amounts in NOK millions	2002	2001	2000
Dividends received	1	-	11
Profit(+)/loss(-) from associated companies and limited partnerships	- 70	- 70	- 54
Profit(+)/loss(-) on disposal of equity investments	- 26	26	- 6
Provisions and write down of financial investments [1]	-	-1 632	-
Net profit (+)/loss (-) on investments	**- 95**	**-1 676**	**- 49**
Interest income	158	301	266
Interest expense	- 438[2]	- 783	-1 036
Net interest	**- 280**	**- 482**	**- 770**
Net foreign exchange gain (+) / loss (-)	891	34	89
Net financial items	**516**	**-2 124**	**- 730**

1) Included in the write down/provisions in 2001 of NOK 1 632 million is NOK 1 035 million in relation to loans to Sea Launch, NOK 215 million related to Greenfield, NOK 286 million related to Karbomont and NOK 43 million related to other associates/partnerships.

2) Includes NOK 132 million accrued interest on 10 year subordinated debt.

Note 19 □ Investments

Amounts in NOK millions	*Note*	2002	2001	2000
Short-term investments		3	15	14
Investments in other companies		71	52	190
Investment in associated companies	20	868	129	285
Investment in partnerships	20	48	72	165
Long-term investments		**987**	**253**	**640**
Other long-term receivables [1]		506	615	525
Investments		**1 496**	**883**	**1 179**

1) Included is a loan to and receivables from Sea Launch of NOK 376 million

Note 20 □ Investments accounted for under the equity method

Associated companies

Amounts in NOK millions	Business Office	Percentage of voting rights	Percentage held	Book value as at 1 January 2002	Additions/ Disposals year 2002	Net profit	Currency & other adjustments	Book value as at 31 December 2002
Simas	Algeria	22.67	22.67	21	- 7	-	- 3	11
MPPT LLC	USA	50.00	50.00	19	-	- 10	- 3	6
NorSea	Tananger, Norway	33.45	33.45	-	64	4	-	68
Siva Eiendom	Verdal, Norway	46.00	46.00	-	13	-	-	13
St Brides Property Company	United Kingdom	50.00	50.00	-	22	-	-	22
Kvaerner Powergas (India) Ltd.	Bombay, India	49.00	49.00	56	-	9	- 17	48
Supply Invest AS	Bømlo, Norway	33.33	33.33	-	33	-	-	33
ABB Shipins OY	Turku, Finland	40.00	40.00	-	4	-	-	4
Karbomont	Canada	50.00	50.00	-	-	-22	22	-
Aker Ostsee [1]	Germany	40.00	40.00	-	689	- 42	-	647
Other companies				33	-	-13	-4	16
Total				**129**	**818**	**- 74**	**- 5**	**868**

1) From 1 December 2002

Partnerships

Amounts in NOK millions	Business Office	Percentage of voting rights	Percentage held	Book value as at 1 January 2002	Additions/ Disposals year 2002	Profit before taxes	Currency adjustments	Book value as at 31 December 2002
Jo Sypress	Douglas, Isle of Man	49.00	49.00	34	9	- 5	- 8	31
LIY Uikku	Esbo, Finland	50.00	50.00	12	- 3	1	- 1	9
LIY Lunni	Esbo, Finland	50.00	50.00	25	- 25	8	-	8
Other companies				1	-	-	- 1	-
Total				**72**	**- 19**	**4**	**- 10**	**48**

Note 21 □ Net interest-bearing items

Amounts in NOK millions	*Note*	2002	2001	2000
Cash and bank deposits [1]		4 617	2 882	1 859
Interest-bearing short-term receivables [2]		307	403	355
Interest-bearing long-term receivables	*22*	258	287	1 451
Interest-bearing short-term borrowings [2]	*23, 24*	- 538	- 583	- 835
Interest-bearing long-term borrowings	*23, 24*	-4 031	-9 296	-8 258
Net interest-bearing assets (+)/liabilities (-)		**613**	**-6 307**	**-5 428**

1) Includes cash and bank deposits of NOK 1 239 million (NOK 1 149 million in 2001 and NOK 967 in 2000) which is not fully available for general use within the Group. Of this, NOK 1 006 million was restricted from short term use. The balance, NOK 233 million, was available to the unit holding the cash, but is restricted from use elsewhere in the Group.

2) All short term receivables and borrowings are due for payment within one year.

Group Cash Pool Systems

The Group policy for the purpose of optimising availability and flexibility of cash within the Group is to operate centrally managed cash pooling arrangements. Such arrangements are either incorporated with a bank as service provider or as a part of the operation of the central finance function. An important condition for the participation by business units in such cash pooling arrangements involving depositing of cash, is that the Company as owner of such pools is financially viable and able to prove its capability to service its obligations concerning repayment of any net deposits made by business units.

Note 22 □ Interest-bearing long-term receivables

Amounts in NOK millions	2002	2001	2000
Restricted deposits	58	73	54
Loans to employees	88	104	112
Other interest-bearing long-term receivables [1]	112	110	1 285
Interest-bearing long-term receivables	**258**	**287**	**1 451**

1) The figure includes receivables relating to Sea Launch of NOK 968 million in year 2000. See also note 18 and 19.

Note 23 □ Long-term and short-term borrowings

Loan description *Amounts in NOK millions*	Original currency value	Book value 31 Dec 2002	Interest coupon 31 Dec 2002	Maturity date	Interest terms
10 Year Bond Issue					
NOK ISIN NO 0010128838	NOK 1 119 million	1 119	0.00 %	30.10.11	Non-interest-bearing until 30.10.06 and fixed 5.00% pa thereafter, with NOK 200 million back-end fee payable at maturity.
USD ISIN NO 0010128846	USD 338 million	2 350	0.00 %	30.10.11	
EUR ISIN NO 0010128853	EUR 13 million	95	0.00 %	30.10.11	
10 Year USD Notes Issue	USD 29 million	205	0.00 %	30.10.11	
Accrued interest		132			
Total 10 year subordinated debt		**3 901**			
3 Year NOK Bond Issue					
ISIN NO 0010128820	NOK 1 279 million	1 279	7.27 %	31.12.04	12 month Nibor + 1.25% margin
3 Year USD Syndicated Term Loan	USD 247 million	1 719	3.20 %	31.12.04	6 month Libor + 1.25% margin
3 Year USD Syndicated Term Loan	USD 28 million	198	2.65 %	31.12.05	6 month Libor + 1.25% margin
3 Year USD Notes Issue	USD 27 million	186	2.67 %	31.12.04	1 month Libor + 1.25% margin
3 Year EUR Notes Issue	EUR 12 million	86	4.20 %	31.12.04	3 month Euribor + 1.25% margin
Total 3 year senior debt		**3 468**			
Kvaerner PLC 2014 Bond Issue	GBP 8 million	90	10.875%	30.09.14	Fixed
Kvaerner PLC 2006 Bond Issue	GBP 14 million	157	10.625%	25.09.06	Fixed
Other long term loans		316			
Total long-term borrowings		**7 932**			
Construction loans	USD 68 million	471	4.70%	30.06.03	Fixed
Other short term loans		67			
Total short-term borrowings		**538**			
Total borrowings		**8 470**			

Financial Covenants

Following the debt restructuring of the Group in January 2002, the Group prepared a Business Plan to be approved by the creditors involved in the debt restructuring. Based on the approval of the Business Plan, the Group agreed a set of financial covenants with the creditors. The agreed financial covenants apply to the 3 year Senior Debt and various other credit agreement, however not to the 10 Year Subordinated Debt. The financial covenants are based on two sets of key financial figures. The ratio between equity, adjusted for the Subordinated Debt and goodwill, and assets, in addition to the ratio between interest-bearing borrowings and earnings, must remain within certain defined parameters. The ratios between interest-bearing borrowings and earnings are adjusted gradually in the period until maturity of the 3 year Senior Debt. The testing of financial covenants will commence first quarter 2003.

Description of 10 Year Subordinated Debt

The terms for the 10 Year Subordinated Debt contain certain restrictions of the Group, including but not limited to (a) a restriction on carrying out a demerger (within the meaning of chapter 14 og the Norwegian Public Limited Companies Act), (b) a restriction on certain mergers, disposals of operations or assets and changes to the nature of the business and (c) a restriction on borrowing such that the Group is not allowed to incur any indebtedness for borrowed money if this would result in the Group's net debt exceeding the higher of (i) NOK 15.0 billion or (ii) twice the amount of the Group's equity and reserves.

In addition the Company shall not (a) within a calendar year, make a dividend payment to the shareholders that constitutes more than 50 per cent of accumulated net profits (after taxes) available for distribution (excluding any profits to the extent arising from (i) disposals of assets other than in the ordinary course of business or (ii) the repurchase of 10 Year Subordinated Debt) and (b) reduce its share capital or equity through a payment to its shareholders, other than under (a).

Description of 3 Year Senior Debt

Certain of the conditions of the 3 Year Senior Debt contain restrictions and covenants of the Company relating to the Company and certain subsidiaries of the Company, including but not limited to, a restriction on certain disposals of assets, a restriction on certain mergers, demergers or acquisitions and a limitation on the creation of certain financial guarantees.

Furthermore, no dividend or other distribution shall be paid or declared by the Company or any other member of the Group which is not a wholly-owned Subsidiary to any shareholder while any amount is outstanding under the 3 Year Senior Debt. In addition, the Company shall not redeem or buy back any of its share capital during such period.

The 3 Year Senior Debt is secured by (i) a pledge of shares in certain of the Company's direct subsidiaries, (ii) an assignment of certain intercompany receivables of the Company and (iii) a pledge of certain bonds. This security package is subject to intercreditor arrangements between the lenders of the 3 Year Senior Debt and certain other creditors.

At year-end 2002 all financial covenants contained in loan agreements were fulfilled.

Repayments of long-term borrowings:

Amounts in NOK millions	
Long-term loans as at 31 December 2001	9 296
Repayments	- 114
New loans / Merger / Reclassifications	- 30
Foreign exchange effects	- 1 352
Accrued interest on 10 year subordinated debt	132
Long-term borrowings as at 31 December 2002	**7 932**

Repayments of long-term borrowings	
2003	48
2004	3 495
2005	28
2006	305
2007	106
2008 and later	3 950

Note 24 □ Borrowings by currency

	Original currency			NOK		
Amounts in millions	Short-term	Long-term	Total	Short-term	Long-term	Total
NOK	4	2 454	2 458	4	2 454	2 458
USD	68	716	784	472	4 983	5 455
EUR	-	25	25	-	183	183
GBP	2	27	29	22	297	319
CNY	33	16	49	28	13	41
Other currencies (NOK)				12	2	14
Total (NOK)				**538**	**7 932**	**8 470**

A substantial part of the borrowing in foreign currency is swapped to other currencies by use of short-term currency swaps.
This is done to eliminate currency exposure deriving from changes in the currency composition of the working capital, and to hedge equity investments in foreign currencies. See note 27 (Financial market exposures).

Note 25 □ Mortgages

Amounts in NOK millions	2002	2001	2000
Long-term mortgage debt [1]	216	387	412
Short-term mortgage debt	522	208	-
Which is secured by pledges on assets with the following book-value:			
Work in progress	645	120	-
Machinery and equipment	205	44	78
Buildings and quay work	279	93	193
Land	839	25	110
Houses and sites	-	-	60
Other (receivables, securities, etc)	1 368	80	89
Total value of assets pledged as security	**3 336**	**362**	**530**

1) In addition, the 3 year senior debt is secured as descrbed in note 23.

Note 26 □ Guarantee liabilities, etc

Amounts in NOK millions	2002	2001	2000
Total guarantee liabilities	**1 973**	**2 064**	**1 859**

1) Total guarantee liabilities of NOK 1 973 million include NOK 1 329 million regarding loans and advance payments to Sea Launch (NOK 1 464 million in 2001 and 1 835 million in 2000).
In addition, Kvaerner Masa-Yards has provided collateral to secure present and future guarantees issued by the government-owned guarantee institution Finnvera OYJ, to cover refund guarantees to customers and other guarantees. In connection with the guarantees, Finnvera has recourse to Kvaerner Masa-Yards for part of the losses, which Finnvera might incur upon the realisation of the ship in question. Aker Kvaerner assumes that the ship's value will cover the receivables and that the afore-mentioned recourse liability will not be realised.

Note 27 □ Financial market exposures

The nature of the Group's long-term international contracts and international representation give rise to exposures to financial risks, including but not limited to, foreign exchange risk, interest rate risk and credit risk. The Group uses various financial instruments in an active management of these financial exposures.

The management of financial risk is done according to an established financial policy. A central finance function operates as an internal bank and covers the Group's need for financial instruments. In spite of this function enabling a substantial netting effect, Aker Kvaerner's total acquisition of foreign currency contracts, currency swaps and currency options is substantial. This activity level is also due to the internal bank's use of currency swaps as means of cash and risk management of the Group's working capital on a daily basis which is subject to different currencies and interest periods. Currency options are used in conjunction with contract tender periods and contract situations where the instrument ensures the accommodation of the desired risk profile. Interest risk is managed through interest rate swaps, options, Forward Rate Agreements and forward foreign exchange contracts.

As for foreign exchange exposures, no significant transaction exposure is left open with material sensitivity to the quality of the Group's balance sheet or operational performance. However, since the Group's balance sheet is a composition of many items expressed in foreign currency, translations may impact the calculation of financial ratios and the amount of gross debt reported in Norwegian Kroner. The Group's exposure to change in interest rates derives mainly from the composition of interest rate duration fixed on the Group's net borrowing in different currencies. The Group's interest-bearing external debt was as at 31 December 2002 mainly floating Libor and Nibor based, and the financial result is therefore sensitive to changes in short-term interest. The restructured debt facilities as disclosed in note 23 show that NOK 3.9 billion (including accrued, but not payable, interest) of the debt is not interest-bearing in the next 4 years and will thereafter cost 5 per cent interest per year for the subsequent 5 years.

Credit risk deriving from commercial contracts is locally managed by the business units. The Group incorporates use of country risk insurance and credit risk insurance programmes in the credit risk management. In addition, any credit risk that arises from the use of financial instruments is reduced by entering into contracts with a selected number of international relationship banks, which are all net lenders and providers of other credit instruments to the Group.

In addition, the central finance function has a separate mandate authorising trading activities within approved limits. The trading activities include use of foreign exchange and interest rate instruments.

Forward currency contracts

Net outstanding forward currency contracts as at 31 December 2002

	Original currency		In NOK	
Amounts in millions	**Net buy**	**Net sale**	**Net buy**	**Net sale**
AUD	2		8	
CAD		-36		-157
CHF		-6		-28
DKK	14		14	
EUR		-15		-109
GBP		-101		-1 127
HKD		-27		-24
JPY	724		42	
NOK	1 801		1 801	
SEK	234		186	
SGD		-12		-48
THB		-315		-51
USD		-66		-459
Total			**2 051**	**-2 003**

Interest rate swaps

Net outstanding interest rate swaps as at 31 December 2002

	Amount (mill)in original currency	Aker Kvaerner receives	Aker Kvaerner pays	Market Value NOK million	Remaining time (years)
NOK	50	Fixed 5.74%	Nibor 6 month	- 0.3	1.5
NOK	50	Fixed 5.73%	Nibor 3 month	- 0.3	1.2

The interest rate swap agreements were directly related to the loans included in the debt restructuring in 2002. Since the interest profile of the resructured debt facility has changed when the debt conversion took place on 10 January 2002, the interest rate swaps are no longer directly related to the underlying loans. The open swap positions are closely monitored against market fluctuations. The market value of the interest rate swap agreements is NOK -0.6 million at 31 December 2002.

Kværner ASA profit and loss account

1 January - 31 December

Amounts in NOK millions	*Note*	2002	2001
Operating revenues	*2*	**185**	**122**
Salaries, wages and social security costs	*4, 7, 12*	60	24
Other operating expenses	*5*	171	254
Depreciation	*10*	3	6
Total operating expenses		**234**	**284**
Operating profit(+) /loss(-)		**- 49**	**- 162**
Dividends from Group companies		1 289	5
Write down of investments	*9*	- 1 571	- 4 743
Other financial items		1 199	335
Net financial items	*8*	**917**	**- 4 403**
Profit before tax		**868**	**- 4 565**
Tax	*11*	- 4	- 2
Net profit	*1*	**864**	**- 4 567**

Kværner ASA balance sheet

As at 31 December

Amounts in NOK millions	*Note*	2002	2001
ASSETS			
Buildings, land and equipment		17	19
Total fixed assets	*10*	**17**	**19**
Investments in Group companies	*13*	3 167	1 283
Loans to Group companies		3 468	13 996
Other long-term receivables	*6, 18*	433	591
Total long-term investments and receivables		**7 068**	**15 870**
Interest-free receivables from Group Companies		406	195
Interest-bearing receivables from Group Companies		17 636	8 158
Other receivables		104	790
Bank deposits		2 337	775
Total current assets		**20 483**	**9 918**
TOTAL ASSETS		**27 568**	**25 807**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital - par value		894	1 333
Share premium		6 233	920
Other equity		2 090	-
Total shareholders' equity	*1*	**9 217**	**2 253**
Pension liabilities	*12*	49	59
Deferred tax liabilities	*11*	-	-
Total provisions		**49**	**59**
Long-term loans	*14*	7 373	8 574
Total long-term loans		**7 373**	**8 574**
Short-term loans	*15*	10 606	14 125
Other current liabilities		323	796
Total current liabilities		**10 929**	**14 921**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**27 568**	**25 807**

Lysaker, 28 February 2003
Board of Directors of Kværner ASA


Kjell Inge Røkke
(Chairman)


Reidar Lund
(Vice Chairman)


Anders Eckhoff


Yngve Hågensen


Bjørn Flatgård


Eldar Myhre


Bernt Kilnes


Atle Tranøy


Helge Lund
(Group President & CEO)

Kværner ASA statement of cashflow

1 January - 31 December

Amounts in NOK millions	**2002**	**2001**
Cashflow from operating activities		
Profit before tax	868	-4 565
Write down of shares and loans	1 571	4 743
Tax paid	- 4	- 2
Depreciation	3	6
Effect of changes in exchange rates	-1 201	1 046
Changes in net current assets	- 8	215
Net cashflow from operating activities	**1 229**	**1 443**
Cashflow from investing activities		
Purchase of fixed assets	- 3	-
Disposal of fixed assets	2	-
Changes in long-term receivables	- 496	229
Changes in interest-bearing short-term receivables	-9 478	1 027
Changes in interest-bearing long-term receivables	10 528	-3 013
Net cashflow from investing activities	**553**	**-1 757**
Cashflow from financing activities		
Proceeds of long-term loans	-	6 065
Repayment of long-term loans	-	-5 882
Changes in short-term loans	-3 519	400
New equity	3 300	-
Net cashflow from financing activities	**- 219**	**583**
Net changes in bank deposits	**1 562**	**269**
Bank deposits as at 1 January	775	506
Bank deposits as at 31 December	**2 337**	**775**

Notes to Kværner ASA accounts

☐ ☐ ☐ ☐

Statement of Accounting Principles

Aker Kvaerner Group Accounting Principles are also applied for Kværner ASA.

Note 1 ☐ Shareholders' Equity

Amounts in NOK millions	**Share capital**	**Share premium**	**Other equity**	**Total**
Shareholders' equity as at 1 January 2002	1 333	920	-	2 253
Reduction in par value	- 1 226	-	1 226	-
New share capital	788	5 313	-	6 100
Net profit	-	-	864	864
Shareholders' equity as at 31 December 2002	**894**	**6 233**	**2 090**	**9 217**

The share capital of Kvaerner is divided into 894 133 916 shares with a nominal value of NOK 1.00. The shares can be freely traded.

In an Extraordinary General Meeting of the Company on 19 December 2001, a directed offering of new shares in the Company was approved. The directed offering provided NOK 2.0 billion in new equity to the Company through issuing 250 million new shares, i.e. an offering price of NOK 8.00 per share. The Extraordinary General Meeting further approved to bring in additional equity through a right issue of 187.5 million new shares at an offering price as above, i.e. increasing the equity by NOK 1.5 billion. The costs related to the equity increase were NOK 200 million. A proposal to reduce the par value of the shares to NOK 1.00 was also approved.

The purchase of Aker Maritime's Oil & Gas business further increased the number of shares by 350 million as the consideration was made in shares, also valued at NOK 8.00 per share thereby increasing the equity by NOK 2.8 billion.

The General Assembly has awarded the Board of Directors power of attorney to increase the share capital with NOK 75 million by issue of 75 million new shares at NOK 1.00 each. The power of attorney is valid until 18 December 2003.

An overview of the Company's largest shareholders is to be found on page 60.

The new loan agreements with the banks include restrictions with respect to dividends to shareholders.

Further information on this is included in note 23 to the consolidated accounts.

Note 2 ☐ Operating Revenues

In its role as parent company of the Group, Kværner ASA provides certain services to its subsidiaries. The subsidiaries are invoiced for such services in accordance with signed service agreements.

Note 3 □ Directors' and Senior Management's Shareholding

The following number of shares were owned by the Directors and the members of the Senior Management Group (and their related parties) as at 31 December 2002:

Kjell Inge Røkke, Chairman	446 192 111	shares
Reidar Lund, Vice Chairman	110	shares
Anders Eckhoff, Director	100	shares
Yngve Hågensen, Director	100	shares
Bjørn Flatgård, Director	35 800	shares
Eldar Myhre, Employee representative	504	shares
Bernt Kilnes, Employee representative	1 000	shares
Atle Tranøy, Employee representative	0	shares
Helge Lund, Group President & CEO	630 010	shares
Trond Westlie, Group Executive Vice President and CFO	600 000	shares
Simen Lieungh, Executive Vice President	526	shares

Note 4 □ Directors' and Senior Management's Remuneration

Board of Directors

The total remuneration paid to members of Board of Directors in the financial year 2002 amounted to NOK 2 357 502. The Chairman of the Board of Directors received no other compensation than the directors' fee.

Group President and Chief Executive Officer

The Group President and CEO Helge Lund received NOK 3 806 239 in salary in the financial year 2002.

Helge Lund has an option to buy shares in the company up to a value of NOK 20 million at a price per share corresponding to the average purchase price recorded on the last trading day on the Oslo Stock Exchange in 2001. The purchase price will be adjusted by 7 per cent per annum interest from 01.01.02 to the day when the right of purchase is exercised. The right to purchase shares applies until 31.12.04. The right is conditional on Helge Lund having purchased shares in the company in the market to the value of NOK 5 million. If Helge Lund sells the shareholding, in whole or in part, Aker Kværner can require that the maximum amount under the share purchase right be adjusted accordingly.

The Group President and CEO's employment can be terminated with six months' notice. Helge Lund is entitled to receive twelve months' salary from the expiry of the period of notice, with deduction for any salary received from other employers. The Group President & CEO's pension scheme is adjusted to be in accordance with the standard pension plan. The change involves payment of a compensation of NOK 293 846.

Executive Management Group

Group Executive Vice President & CFO Trond Ø Westlie has a similar option as Helge Lund to buy shares in the company up to a value of NOK 11.76 million. The option is conditional on Trond Ø Westlie having purchased shares traded in the market to the value of NOK 2.94 million.The Group Executive Vice President and CFO's employment can be terminated with six months' notice. Trond Ø Westlie is entitled to receive twelve months' salary from the expiry of the period of notice, with deduction for any salary received from other employers.

A remuneration scheme is established for senior managers, which consists of a base salary and additional benefits as for other employees. On top of this a variable pay of up to 60 per cent of base salary can be earned dependent on the achievement of financial targets (EBIT and working capital) and personal targets (project targets, development of commercial solutions and organisation, HSE, etc). Half of the variable pay is paid in the following year. After a further two years the following is paid:

A) The remaining half of the earned amount, plus interest at a rate of 7 per cent per annum;
B) A corresponding amount (exclusive of interest) to encourage top managers to maintain their employment in Aker Kværner;
C) An amount corresponding to the sum of A and B multiplied by the percentage by which the Aker Kværner share exceeds a share price of NOK 7.97 on 31 January 2005.

Twenty-five senior managers participated in this scheme in 2002, including President of Aker Kværner Oil & Gas, Sverre Skogen, and Chief Executive Officer of Pulp & Paper, Athol Trickett. The Group Management does not participate in the variable pay scheme, but is eligible for discretionary bonus.

Employment of senior managers can be terminated with six months' notice, with a further six months' severance pay. The senior managers in Norway have an arrangement whereby, once they reach the age of 60, their salary and working time may gradually be reduced until they reach the retirement age of 67.

Sverre Skogen left his position with effect from 01.01.03 and his employment comes to an end in spring 2003. He has received an amount which corresponds to six months' notice of redundancy and a further six months' severance pay. Keith Henry, Chief Executive Officer of E&C, departed from his position with effect from 01.01.03 and has been paid an amount which corresponds to the salary for twelve months' notice of redundancy.

Share option programme for key employees

Share option programmes established in 1999 and 2000 for around one hundred key employees have been wound up with effect from 2003.

Share purchase programme for employees

In 2000 the company established a share purchase programme for employees in the UK. The programme remains in force until May 2003 with an original exercise price of NOK 104.26. Under the programme employees may save a monthly sum of between GBP 5 and GBP 50 for three years. At the end of the three-year period employees may exercise their option to buy shares, either in whole or in part, or draw the amount saved in cash. Approximately 2000 employees currently participate in the programme and Aker Kværner has granted options over approximately 200 000 shares in accordance with this programme.

Note 5 ☐ Remuneration to auditors

Fees to KPMG in 2002 for audit related services of the parent company amounted to NOK 5.1 million. Consultancy fees to KPMG for the parent company were NOK 0.3 million. The fee for audit related services of the whole Aker Kvaerner Group was NOK 27.8 million. Consultancy fees to KPMG amounted to NOK 12.7 million .

Note 6 ☐ Loan and guarantees to employees

Loans given by Kværner ASA to employees in Kværner ASA and its subsidiaries amounted to NOK 30 million as at year end 2002. This includes NOK 13 million in loans to employees who are also shareholders of Kværner ASA. There were no loans to any of the members of the Senior Management Group.

Note 7 ☐ Salaries, wages and social security costs

Amounts in NOK millions	2002	2001
Payroll	48	18
Social security	10	4
Pension costs	2	2
Total	**60**	**24**
Average number of employees	**45**	**28**

In April 2002 the Group's head office was relocated from London to Oslo.

Note 8 ☐ Net financial items

Amounts in NOK millions	2002	2001
Dividends received	1 289	5
Profit (+) / loss (-) on disposal of equity investments	- 20	2
Net profit on investments	**1 269**	**7**
Interest income - Group companies	1 196	1 473
Interest income - external	121	214
Interest expense - Group companies	- 505	- 671
Interest expense - external [1]	- 336	- 692
Net interest income	**476**	**324**
Write down of investments / loans	-1 571	-4 743
Net foreign exchange gain	743	9
Net loss on other financial items	**- 828**	**-4 734**
Profit (+) / loss (-) on financial items	**917**	**-4 403**

1) Includes NOK 132 million accrued interest on 10 year subordinated debt (payable 2007 to 2011).

Note 9 ☐ Write down of investments

Net write down of shares and loans to subsidiaries amounts to NOK 1 558 million and write down of investment in the Norwegian pension fund was NOK 13 million.

Note 10 ▢ Fixed assets

Amounts in NOK millions	Machinery and equipment	Buildings and land	Total
Accumulated book value as at 1 Jan 2002			
Historical cost	8	8	16
Revaluation	-	15	15
Depreciation	- 6	- 6	- 12
Book value as at 1 Jan 2002	**2**	**17**	**19**
Additions (historical cost)	3	-	3
Disposals (historical cost)	- 3	-	- 3
Disposals (acc. depreciation)	1	-	1
Depreciation charge for the year	- 2	- 1	- 3
Book value as at 31 Dec 2002	**1**	**16**	**17**
Estimated economic useful life	**5 years**	**50 years**	

Costs for assets hired in year 2002 were NOK 12 million.

Note 11 ▢ Tax

Amounts in NOK millions	2002	2001
Profit before tax	864	-4 567
Group contribution	-	-
Permanent differences	-199	19
Write down of shares and loans	1 571	4 743
Change in timing differences	-2 145	541
Taxable income	**91**	**736**
Utilisation of loss carry forward	-91	-736
Tax basis	**-**	**-**

The tax cost in the profit & loss account of NOK 4 million is withholding tax paid during 2002.

Kværner ASA has negative timing differences related to current assets of NOK 64 million, long-term assets of NOK 4 344 million, pension liabilities of NOK 49 million and tax losses carried forward of NOK 698 million. In total this gives a negative timing difference of NOK 5 155 million corresponding to a possible tax asset of NOK 1 443 million non of which is carried in the balance sheet. The tax losses carried forward will be fully deductible against any taxable profit through year 2005, thereafter the losses will expire by a bit less than a third in each of the years 2006, 2008, and 2009, and the remainder in 2010.

Note 12 ▢ Pension cost and liabilities

Kværner ASA has retirement benefit plans that give the employees a right to future benefits (defined benefit plans). The Company's pension liabilities are partly covered by pension arrangements in the Group's own pension schemes. 78 persons are comprised by the arrangement.

Net periodic pension cost

Amounts in NOK millions	2002	2001
Defined benefit plans:		
Service cost	2	2
Interest on projected benefit obligation	4	4
Expected return on plan assets	- 2	- 2
Net amortisation and deferrals	- 2	- 2
Net pension cost	**2**	**2**

Status of pension plans reconciled with the balance sheet

Amounts in NOK millions	Funded scheme 2002	Funded scheme 2001	Unfunded scheme 2002	Unfunded scheme 2001	Total 2002	Total 2001
Defined benefit plans:						
Accumulated benefit obligation (ABO)	25	23	29	27	54	50
Effect of projected future compensation levels	2	2	0	2	2	4
Projected benefit obligation (PBO)	**27**	**25**	**29**	**29**	**56**	**54**
Plan assets at fair value	30	26	-	-	30	26
Plan assets less PBO	**4**	**1**	**- 29**	**- 29**	**- 26**	**- 29**
Unrecognised net gain (-)/loss(+)	2	2	- 4	- 4	- 2	- 2
Unrecognised prior service cost	- 5	- 5	- 16	- 23	- 21	- 28
Accrued pension liability	**1**	**- 2**	**- 50**	**- 57**	**- 49**	**- 59**
Economic assumptions in per cent:						
Discount rate	7.0	7.0	7.0	7.0		
Asset return	8.0	8.0	8.0	8.0		
Salary progression	3.3	3.3	3.3	3.3		
G-regulation	2.8	2.8	2.8	2.8		
Pension indexation	2.5	2.5	2.5	2.5		
Employee turnover below 50 years	7.5	7.5	7.5	7.5		
Employee turnover above 50 years	2.0	2.0	2.0	2.0		

Note 13 ☐ Investments

Amounts in NOK millions	Registered office		Share Capital	Number of shares held	Book value	Percentage owner-/ voting share
Clavis Maris Finlandiae Oy	Helsinki	EUR	25	147 854	351	100.00
Kvaerner B.V	Den Haag	EUR	0.02	400	1	100.00
Kvaerner Deutschland GmbH	Rostock	EUR	13	1	135	100.00
Kvaerner International Ltd	London	GBP	8	2 000 000	225	25.00
Kvaerner Montreal Holding Inc	Montreal	CAD	13	13 439 333	16	100.00
Kværner Ulsteinvik a.s	Oslo		128	128 200	5	100.00
Kværner Pulping AB	Karlstad	SEK	21	150 B	2	0.14
Kværner Insurance a.s	Oslo		30	30 000	30	100.00
Kvaerner International Pte Ltd.	Singapore	SGD	0.1	100 000	-	100.00
Kværner Invest Norge a.s	Oslo		160	200 000	1 207	100.00
Kværner Invest Eiendom a.s	Oslo		32	40 000	702	100.00
Aker Kværner a.s	Oslo		0.1	100	-	100.00
Kværner Oil & Gas a.s	Oslo		380.4	380 450	416	100.00
KOGAS 5 a.s	Oslo		0.1	100	-	100.00
KOGAS 6 a.s	Oslo		0.1	100	-	100.00
KOGAS 7 a.s	Oslo		0.1	100	-	100.00
Kværner Oilfield Products a.s	Oslo		65	65 000	76	100.00
Kvaerner Water as	Lier		15	15 000	1	100.00
Kvaerner Technology and Research Ltd.	London	GBP	35	24 040 720	-	69.60
Kvaerner PLC	London	GBP	440	1	-	0.00
Total shares recorded as investments in Group companies					**3 167**	

Investments in subsidiaries are held at the lower of cost and fair value.

Note 14 □ Long-term loans

Amounts in NOK millions	2002	2001
Long-term loans as at 1 January	8 574	7 345
Repayments	-	- 5 882
Accruals / Foreign exchange effects	- 1 201	1 046
New loans	-	6 065
Long-term loans as at 31 December	**7 373**	**8 574**

Repayments of long-term loans (according to refinancing agreements of 8 January 2002):

2004	3 468
2011	3 905
	7 373

For information on interest rates, covenants and pledge, see Notes to Consolidated Accounts.

Note 15 □ Short-term loans

Amounts in NOK millions	2002	2001
Interest-bearing payables to Group companies	10 118	12 374
Interest-free payables to Group companies	-	132
Short-term loans to Group companies	***10 118***	***12 506***
Current interest-bearing loans, external	-	176
Bank overdraft	488	1 443
Short-term loans from externals	**488**	**1 619**
Short term loans	**10 606**	**14 125**

Kværner ASA is the borrower in a Group cash pooling system. Cash and bank overdraft on sub-accounts within the same group pooling system are netted in the balance sheet. Net sub-accounts in different group pooling systems are presented gross in the balance sheet. Of the total cash and bank balance on the balance sheet, NOK 1 069 million are deposits on bank sub-accounts that are part of a group cash pooling system. Of the total bank overdraft on the balance sheet, NOK 488 million are overdrafts on bank sub-accounts that are part of a group cash pooling system.

Other Aker Kvaerner companies may have deposited or withdrawn amounts on such bank sub-accounts. The bank has at any time a right of set-off in respect of any debit balance on any sub-account, towards satisfaction of any credit balance on other sub-accounts, in which case any net overdraft represents Kvaerner ASA's liability against the bank, as the borrower, with corresponding receivables and liabilities against the respective Aker Kvaerner companies arising.

Note 16 □ Guarantees

Amounts in NOK millions	2002	2001
Guarantees for Sea Launch loans	1 329	1 464
Parent company guaratees to group companies	21 469	23 336
Contra guarantees for bank/surrety bonds	9 870	0
Total	**32 668**	**24 800**

In addition, Kværner ASA has guaranteed to contribute new equity to some subsidiaries and was signator of the original purchase agreement for the shipyard in Philadelphia.

Note 17 ☐ RISK-regulation

The RISK-regulation details the movement in the tax value of shares to Norwegian shareholders, as at 1 January each year they are as follows (amounts in NOK per share):

2003: 0.00
2002: -0.20
2001: 0.32
2000: 0.01
1999: 5.14
1998: 8.01
1997: -1.19
1996: 3.05
1995: 0.34
1994: -3.57
1993: -2.58

The RISK-regulation balance at 1 January 2003 is estimated.

Note 18 ☐ Contingent events

A major part of the Group's investment in Sea Launch is included in Kværner ASA's accounts. See note 14 in the Consolidated Accounts for information on this issue.



KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset – Sørkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
www.kpmg.no
Enterprise NO 935 174 627 MVA

Translation of the Norwegian Statutory Report to the Annual Shareholders' Meeting of Kværner ASA

AUDITOR'S REPORT FOR 2002

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Kværner ASA as of 31 December 2002, showing a profit of NOK 864 million for the Parent Company and a profit of NOK 877 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2002, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with the law and regulations.

Oslo, 28 February 2003
KPMG AS

Ole M. Klette
State Authorised Public Accountant (Norway)

Shareholder issues



It is the aim of Aker Kvaerner's Board and Management to create value for shareholders in the form of dividends and increasing share value over time. Aker Kvaerner will ensure that the financial markets have sufficient and proper information about the company to ensure the share price reflects underlying values and prospects.

Shares and share capital

The company has a total of 894 133 916 ordinary shares with a par value of NOK 1 (see note 3 to the Consolidated Accounts). On 11 February 2003 it had 33 425 shareholders. Following the refinancing of the company taking place 8 January 2002, certain restrictions were placed on dividend payments and other forms of distribution to shareholders (see note 23 to the Consolidated Accounts for details).

Listing

Kværner's shares are listed on the Oslo Stock Exchange. The company also has an American Depositary Receipt (ADR) scheme in the USA, under which the Kværner shares are represented and can be traded on the ADR market for unlisted securities. The ADRs are not listed on any exchange. Aker Kvaerner has an ADR agreement with Morgan Guarantee Trust Company, New York, which regulates the terms of and will apply to the scheme. If the Annual General Meeting approves a proposal to change the company's name to Aker Kværner ASA, an application will be made to change the company's ticker code on the Oslo Stock Exchange from KVI to AKVR.

Articles of association

The company's Articles of association are available on www.akerkvaerner.com.

Investor relations

Aker Kvaerner wishes to maintain a good, open dialogue with its shareholders, analysts and the stock markets in general. The company makes regular presentations in important financial centres in Europe and the USA, as well as holding meetings with analysts and investors.

Visitors to Aker Kvaerner's website can register to receive news about the company electronically. Here the company's press releases can be read. Presentations, reports and historical data, the company's Articles of association, a presentation on share capital developments, an updated financial calendar and other information of relevance to the financial markets can be downloaded.

Shareholders can also contact the investor relations department. The e-mail address is ir@akerkvaerner.com.

Financial calendar

Tuesday 6 May 2003	**Annual General Meeting**
Monday 12 May 2003	**1st quarter 2003**
Monday 25 Aug 2003	**2nd quarter 2003**
Monday 10 Nov 2003	**3rd quarter 2003**

The company reserves the right to change these dates.

Development of Kværner ASA share price 2002

NOK


10
9
8
7
6
5
4
3
2
Jan. 02
Feb. 02
Mar. 02
Apr. 02
May 02
Jun. 02
Jul. 02
Aug. 02
Sep. 02
Oct. 02
Nov. 02
Dec. 02

□ □ □ □

Aker Kvaerner's largest shareholders

According to the Norwegian Registry of Securities, the company's 20 largest shareholders as of 27 February 2003 were as follows.

Shareholder holding

	Total shares	Percentage
Shareholder		
Aker Maritime ASA	425 647 140	47.60 %
SEB Merchant Banking	75 139 350	8.40 %
Folketrygdfondet	26 736 300	2.99 %
Barclays Bank PLC	23 482 662	2.62 %
Aker RGI ASA	20 544 696	2.29 %
Bank of New York	19 945 600	2.23 %
Gjensidige NOR	10 500 000	1.17 %
VITAL Forsikring ASA	6 522 000	0.72 %
Morgan Stanley & CO (NOM)	5 520 506	0.61 %
Verdipapirfondet Gambak	5 200 002	0.58 %
Investors Bank and Trust (NOM)	3 930 635	0.43 %
Gjensidige NOR	3 756 264	0.42 %
JPMorgan Chase (NOM)	3 697 007	0.41 %
SIS Segaintersettle (NOM)	3 547 303	0.39 %
JPMorgan Chase (NOM)	3 223 923	0.36 %
VICAMA AS	3 130 250	0.35 %
Deutsche Bank	3 048 524	0.34 %
Verdipapirfondet Avanse	3 000 000	0.33 %
Nordea Avkastning	2 733 000	0.30 %
State Street Bank (NOM)	2 717 364	0.30 %
Others	242 111 390	27.16 %
Total	**894 133 916**	**100.00 %**

Dividends and RISK adjustment

	2002	2001	2000	1999	1998
Dividend per share (NOK) [1]	0	0	0	0	0
RISK Adjustment (31 December) (NOK)	*0.0* [2]	*-0.20*	*0.32*	*0.01*	*5.14*

Market capitalisation, number of shareholders and number of shares adjusted for dilution effects

	2002	2001	2000	1999	1998
Adjusted number of shares as of 31 December [1]	894 133 916	106 633 916	106 633 916	68 312 634	48 794 738
Average number of shares [1]	805 264 053	106 633 916	83 735 536	58 553 686	48 794 738
Number of shareholders	33 564	26 970	18 883	17 409	18 821
Market capitalisation as of 31 December (NOK million)	3 308	922	6 665	10 110	6 292

1) Adjusted for share split and for dilution effect of subscribed options and discounted issues (dividend issues)

2) Provisional figures

□ □ □ □

Major projects in progress

Project	Customer	Est. Delivery
Oil & Gas		
Grane, Jacket	Norsk Hydro	2003
Grane, EPC	Norsk Hydro	2003
Grane, Drilling	Norsk Hydro	2003
Grane, Hook-up	Norsk Hydro	2003
Oseberg C Gas injection	Norsk Hydro	2003
Fram Vest	Norsk Hydro	2003
Goldeneye Jacket (UK)	Shell UK	2003
Valhall Water Injection	BP	2003
Clair Jacket (UK)	BP UK	2004
Sleipner West Compression	Statoil	2004
Kristin Production Platform	Statoil	2005
White Rose FPSO (Canada)	Husky Oil	2005
E&C		
Box encapsulation plant	BNFL	2007
Water treatment plant	Govt. of Hong Kong	2003
Energy Facility	Calpine	2005
Butanediol plant and feedstock facility	BASF Petronas	2003
Sandown	Southern Water Services	2003
Pharmaceuticals plant	Bristol-Myers Squibb	2003
Product Quality Project, Mongstad	Statoil	2003
BB50 Project	ImClone	2004
BioNext Facility	Amgen	2004
Biotechnology Expansion project	Serono	2003

Project	Customer	Size	Est. Delivery
Shipbuilding			
Kvaerner Masa-Yards - Helsinki			
Cruise Ship	Carnival Corporation	85 900 GT	2004
Cruise Ship	Costa Crociere	85 900 GT	2003
Kvaerner Masa-Yards - Turku			
Cruise Ship	Royal Caribbean Cruises	138 300 GT	2003
Cruise Ferry	Color Line AS	74 600 GT	2004

AKER KVÆRNER™

Kværner ASA

Prof. Kohts vei 15
P.O. Box 169
NO-1325 Lysaker

Tel: +47 67 51 30 00
Fax: +47 67 51 31 00

www.akerkvaerner.com